United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2013

BR GAAP

Filed with the CVM, SEC and HKEx on

August 7, 2013

(A free translation of the original in Portuguese)

Vale S.A.

Index to the Financial Statements Condensed

Page

Report of Independent Auditor’s Report	3

Condensed Consolidated and Parent Company Balance Sheets as of June 30, 2013, December 31, 2012 and January 1st, 2012	4

Condensed Consolidated and Parent Company Statements Income for the three-month periods ended June 30, 2013 and June 30, 2012 and six-month periods ended June 30, 2013 and June 30, 2012	6

Condensed Consolidated and Parent Company Statements of Other Comprehensive Income for the three-month periods ended June 30, 2013 and June 30, 2012 and six-month periods ended June 30, 2013 and June 30, 2012	7

Condensed Statements of Changes in Stockholder’s Equity for the six-month periods ended June 30, 2013 and June 30, 2012	8

Condensed Consolidated and Parent Company Statements of Cash Flow for the six-month periods ended June 30, 2013 and June 30, 2012	9

Condensed Consolidated and Parent Company Statements of Added Value for the six-month periods ended June 30, 2013 and June 30, 2012	10

Selected Notes to the Consolidated Financial Statements	11

(A free translation of the original in Portuguese)

Report on review of condensed interim financial statements

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Vale S.A. (the “Company”) as at June 30, 2013 and the related condensed statements of income and comprehensive income for the quarter and six-month period then ended, and the condensed statements of changes in equity and cash flows for the six-month period then ended.

We have also reviewed the accompanying consolidated condensed interim balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as at June 30, 2013 and the related consolidated condensed statements of income and comprehensive income for the quarter and six-month period then ended, and the consolidated condensed statements of changes in equity and cash flows for the six-month period then ended.

Management is responsible for the preparation and fair presentation of these parent company condensed interim financial statements in accordance with accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and for the consolidated condensed interim financial statements in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21.

Conclusion on the consolidated condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Emphasis of matter

As discussed in Note 4 to the accompanying condensed interim financial statements, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively adjusted the financial statements as of December 31, 2012 and for the period ended June 30, 2012.

Other matters

Condensed statements of value added

We have also reviewed the parent company and consolidated condensed statements of value added for the six-month period ended June 30, 2013. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the condensed interim financial statements taken as a whole.

Rio de Janeiro, August 7, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

(A free translation of the original in Portuguese)

Balance Sheet

In thousands of Brazilian Reais

		Consolidated			Parent Company
	Notes	June 30, 2013	December 31, 2012	January 1st, 2012	June 30, 2013	December 31, 2012	January 1st, 2012
		(unaudited)	(i)	(i)	(unaudited)	(i)	(i)
Assets
Current assets
Cash and cash equivalents	7	13,126,350	11,917,717	6,593,177	2,249,717	688,434	574,787
Short-term investments		823,245	505,857	—	22,556	43,428	—
Derivative financial instruments	24	495,557	575,173	1,111,744	436,988	500,293	573,732
Accounts receivable	9	10,952,344	13,884,663	15,888,807	18,749,566	21,838,539	15,808,849
Related parties	30	1,933,350	786,202	153,738	1,977,980	1,347,488	2,561,308
Inventories	10	11,192,221	10,319,973	9,833,050	3,691,259	3,282,531	3,182,738
Prepaid income tax		1,626,642	1,472,186	867,549	93,375	168,428	169,101
Recoverable taxes	11	3,561,443	3,147,715	3,307,994	1,916,123	1,902,190	2,147,431
Advances to suppliers		938,930	523,220	733,382	230,834	241,671	381,768
Others		2,287,341	1,972,360	1,646,824	531,061	574,348	183,394
		46,937,423	45,105,066	40,136,265	29,899,459	30,587,350	25,583,108

Non-current Assets held for sale	7	—	934,551	—	—	—	—
		46,937,423	46,039,617	40,136,265	29,899,459	30,587,350	25,583,108
Non-current assets
Related parties	30	558,749	832,571	904,172	952,440	863,990	445,769
Loans and financing agreements to receive		543,861	501,726	399,277	190,609	187,862	158,195
Judicial deposits	17	3,296,624	3,094,977	2,734,599	2,638,374	2,474,077	2,091,492
Recoverable income tax		899,829	899,198	628,735	—	—	—
Deferred income tax and social contribution	19	9,468,064	8,291,074	3,549,328	5,967,039	5,714,932	2,119,056
Recoverable taxes	11	360,162	443,478	482,997	243,864	255,264	201,226
Financial instruments - investments	12	3,981,748	14,378	13,738	—	—	—
Derivative financial instruments	24	222,210	92,567	112,253	—	2,928	96,262
Depost on incentive and reinvestment		437,464	326,837	428,750	412,625	301,998	428,750
Others		1,356,989	985,937	1,081,454	161,002	222,358	388,263
		21,125,700	15,482,743	10,335,303	10,565,953	10,023,409	5,929,013

Investments	13	8,416,677	13,044,460	14,984,038	127,288,170	121,628,958	111,953,695
Intangible assets	14	19,378,603	18,822,027	17,788,581	15,159,049	14,664,435	13,973,730
Property, plant and equipment, net	15	186,262,573	173,454,620	153,854,863	66,329,185	61,231,322	55,503,193
		235,183,553	220,803,850	196,962,785	219,342,357	207,548,124	187,359,631
Total assets		282,120,976	266,843,467	237,099,050	249,241,816	238,135,474	212,942,739

(i) Period adjusted according to note 4.

(A free translation of the original in Portuguese)

Balance Sheet

In thousands of Brazilian Reais

(continued)

		Consolidated			Parent Company
	Notes	June 30, 2013	December 31, 2012	January 1, 2012	June 30, 2013	December 31, 2012	January 1, 2012
		(unaudited)	(i)	(i)	(unaudited)	(i)	(i)
Liabilities
Current
Suppliers and contractors		9,238,012	9,255,150	8,851,220	3,630,136	4,178,494	3,503,577
Payroll and related charges		2,182,004	3,024,651	2,442,255	1,322,449	2,001,090	1,581,782
Derivative financial instruments	24	1,486,754	709,722	135,697	787,159	558,161	117,470
Current portion of long-term debt	16	7,136,323	7,092,878	2,807,280	5,607,740	5,327,849	891,654
Short-term debt	16	—	—	40,044	—	—	—
Related parties	30	260,242	423,336	42,907	4,468,405	6,433,629	4,959,017
Taxes and royalties payable		590,340	664,387	978,915	275,269	332,955	329,680
Provision for taxes and social contribution		876,945	1,309,821	955,342	275,710	369,658	—
Employee post retirement benefits obligations	20	407,876	421,241	316,061	227,200	219,396	140,508
Railway sub-concession agreement payable		135,299	133,275	123,059	—	—	—
Asset retirement obligations	18	148,178	142,831	136,416	63,424	—	20,507
Dividends and interest on capital		—	—	2,207,101	—	—	2,207,101
Others		2,306,156	2,164,455	1,650,463	614,757	752,098	400,023
		24,768,129	25,341,747	20,686,760	17,272,249	20,173,330	14,151,319

Liabilities directly associated with non-current assets held for sale	7	—	368,378	—	—	—	—
		24,768,129	25,710,125	20,686,760	17,272,249	20,173,330	14,151,319
Non-current
Derivative financial instruments	24	3,142,185	1,600,656	1,238,542	2,858,819	1,409,568	953,357
Long-term debt	16	59,043,565	54,762,976	40,224,674	28,632,255	26,867,240	18,595,793
Related parties	30	147,705	146,440	170,616	33,278,019	29,362,525	28,654,132
Employee post retirement benefits obligations	20	7,238,916	6,627,195	4,485,687	1,102,986	745,653	411,766
Provisions for litigation	17	3,695,646	4,218,193	3,144,740	2,350,340	2,867,052	1,927,686
Deferred income tax and social contribution	19	7,167,256	6,918,372	10,175,546	—	—	—
Asset retirement obligations	18	5,187,300	5,472,452	3,427,294	1,629,765	1,625,324	1,094,824
Stockholders’ Debentures	29d)	3,885,389	3,378,845	2,495,995	3,885,389	3,378,845	2,495,995
Redeemable noncontrolling interest		1,116,997	994,776	942,668	—	—	—
Goldstream transaction	28	3,146,327	—	—	—	—	—
Others		3,700,515	3,901,949	4,617,145	1,569,478	1,839,474	2,373,706
		97,471,801	88,021,854	70,922,907	75,307,051	68,095,681	56,507,259
Total liabilities		122,239,930	113,731,979	91,609,667	92,579,300	88,269,011	70,658,578

Stockholders’ equity	23
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (in 2012 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (in 2012 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible notes - common shares		—	—	359,649	—	—	359,649
Mandatorily convertible notes - preferred shares		—	—	796,162	—	—	796,162
Treasury stock - 140,857,692 (in 2012 - 140,857,692) preferred and 71,071,482 (in 2012 - 71,071,482) common shares		(7,839,512)	(7,839,512)	(9,918,541)	(7,839,512)	(7,839,512)	(9,918,541)
Results from operations with noncontrolling stockholders		(789,637)	(839,155)	(70,706)	(789,637)	(839,155)	(70,706)
Results in the translation/issuance of shares		—	49,518	—	—	49,518	—
Unrealized fair value gain (losses)		(5,034,563)	(3,796,910)	(977,441)	(5,034,563)	(3,796,910)	(977,441)
Cumulative translation adjustments		14,146,537	8,692,782	(1,016,711)	14,146,537	8,692,782	(1,016,711)
Retained earnings		81,179,691	78,599,740	78,111,749	81,179,691	78,599,740	78,111,749
Total company stockholders’ equity		156,662,516	149,866,463	142,284,161	156,662,516	149,866,463	142,284,161
Noncontrolling interests		3,218,530	3,245,025	3,205,222	—	—	—
Total stockholders’ equity		159,881,046	153,111,488	145,489,383	156,662,516	149,866,463	142,284,161
Total liabilities and stockholders’ equity		282,120,976	266,843,467	237,099,050	249,241,816	238,135,474	212,942,739

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

(A free translation of the original in Portuguese)

Statement of Income

In thousands of Brazilian Reais, except as otherwise stated

		Consolidated (unaudited)
		Three-month period ended		Six-month period ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
			(i)		(i)
Net operating revenue	25	22,871,305	24,582,872	44,672,270	45,043,963
Cost of goods solds and services rendered	26	(12,865,323)	(12,845,513)	(24,303,450)	(23,762,349)
Gross profit		10,005,982	11,737,359	20,368,820	21,281,614

Operating (expenses) income
Selling and administrative expenses	26	(671,154)	(1,206,725)	(1,417,524)	(2,141,128)
Research and development expenses	26	(323,193)	(707,938)	(676,875)	(1,234,495)
Pre-operation and stoppage operation		(950,848)	(637,002)	(1,699,740)	(1,201,130)
Other operating expenses, net	26	(551,429)	(586,386)	(787,956)	(1,213,576)
Realized gain (loss) on non-current assets held for sales		—	(768,236)	—	(768,236)
		(2,496,624)	(3,906,287)	(4,582,095)	(6,558,565)
Operating profit		7,509,358	7,831,072	15,786,725	14,723,049

Financial income	27	1,776,133	421,320	3,054,196	1,901,475
Financial expenses	27	(8,779,539)	(5,558,369)	(10,723,605)	(6,833,459)
Equity results from joint controlled and associates	13	104,406	309,600	445,945	746,620
Income before income tax and social contribution		610,358	3,003,623	8,563,261	10,537,685
Income tax and social contribution
Current income tax	19	(559,187)	(99,724)	(2,755,478)	(1,535,454)
Deferred income tax	19	712,604	(250,183)	1,042,545	259,955
Reversal of deferred income tax liabilities	19	—	2,533,411	—	2,533,411
		153,417	2,183,504	(1,712,933)	1,257,912
Net income for the period		763,775	5,187,127	6,850,328	11,795,597

Loss attributable to noncontrolling interests		(68,296)	(133,401)	(182,373)	(236,472)
Net income attributable to the Company’s stockholders		832,071	5,320,528	7,032,701	12,032,069

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Common share and (in Brazilian reais)	23(c)	0.16	1.04	1.36	2.36
Preferred share (in Brazilian reais)	23(c)	0.16	1.04	1.36	2.36

		Parent company (unaudited)
		Three-month period ended		Six-month period ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
			(i)		(i)
Net operating revenue		15,179,600	15,814,484	28,565,854	27,703,716
Cost of goods solds and services rendered	26	(5,235,479)	(6,152,652)	(9,783,905)	(11,514,493)
Gross profit		9,944,121	9,661,832	18,781,949	16,189,223

Operating (expenses) income
Selling and administrative expenses	26	(376,874)	(585,409)	(762,429)	(1,144,203)
Research and development expenses	26	(169,398)	(377,991)	(379,089)	(665,696)
Pre-operating and stoppage operation		(284,214)	(92,897)	(528,916)	(213,033)
Other operating expenses, net	26	(126,450)	(155,617)	(354,828)	(553,429)
Equity results from subidiaries		(1,084,097)	2,545,122	(954,523)	4,567,123
Realized gain (loss) on non-current assets held for sales		—	(768,236)	—	(768,236)
		(2,041,033)	564,972	(2,979,785)	1,222,526
Operating profit		7,903,088	10,226,804	15,802,164	17,411,749

Financial income	27	1,721,865	125,001	2,872,019	1,249,005
Financial expenses	27	(8,352,247)	(4,900,809)	(9,725,526)	(6,194,951)
Equity results from joint controlled entities and associates	13	104,406	309,600	445,945	746,620
Income before income tax and social contribution		1,377,112	5,760,596	9,394,602	13,212,423
Income tax and social contribution
Current income tax	19	(391,490)	(11,346)	(2,463,293)	(1,203,271)
Deferred income tax	19	(153,551)	(428,722)	101,392	22,917
		(545,041)	(440,068)	(2,361,901)	(1,180,354)
Net income attributable to the Company’s stockholders		832,071	5,320,528	7,032,701	12,032,069

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Common share and (in Brazilian reais)	23(c)	0.16	1.04	1.36	2.36
Preferred share (in Brazilian reais)	23(c)	0.16	1.04	1.36	2.36

(*) Except the loss of R$ 721,808 in 2012 related to the sale of coal assets.

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

(A free translation of the original in Portuguese)

Statement of Other Comprehensive Income

In thousands of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		(i)		(i)
Net income of the period	763,775	5,187,127	6,850,328	11,795,597

Other comprehensive income
Item will not be reclassified subsequently for income
Cumulative translation adjustments of equity	7,706,896	7,316,663	5,389,075	6,236,991

Retirement benefit obligations
Gross balance as of the period	(398,836)	(110,435)	(327,024)	101,874
Effect of tax	130,481	23,868	123,693	(38,620)
	(268,355)	(86,567)	(203,331)	63,254
Total items will not be reclassified subsequently for income	7,438,541	7,230,096	5,185,744	6,300,245

Item will be reclassified subsequently for income
Unrealized loss on available-for-sale investments
Gross balance as of the period	(176,167)	(3,946)	(581,733)	(4,644)

Cash flow hedge
Gross balance as of the period	(154,000)	(274,755)	(243,380)	(233,670)
Effect of tax	20,820	57,284	30,856	30,386
	(133,180)	(217,471)	(212,524)	(203,284)
Total items will be reclassified subsequently for income	(309,347)	(221,417)	(794,257)	(207,928)
Total comprehensive income of the period	7,892,969	12,195,806	11,241,815	17,887,914

Comprehensive income attributable to noncontrolling interests	199,268	188,907	(6,988)	26,203
Comprehensive income attributable to the Company’s stockholders	7,693,701	12,006,899	11,248,803	17,861,711
	7,892,969	12,195,806	11,241,815	17,887,914

	Parent company (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		(i)		(i)
Net income of the period	832,071	5,320,528	7,032,701	12,032,069
Other comprehensive income
Item will not be reclassified subsequently for income
Cumulative translation adjustments	7,439,332	6,994,355	5,213,690	5,974,316

Retirement benefit obligations
Gross balance as of the period	(398,836)	(110,435)	(327,024)	101,874
Effect of tax	130,481	23,868	123,693	(38,620)
	(268,355)	(86,567)	(203,331)	63,254
Total items will not be reclassified subsequently for income	7,170,977	6,907,788	5,010,359	6,037,570

Item will be reclassified subsequently for income
Unrealized loss on available-for-sale investments
Gross balance as of the period	(176,167)	(3,946)	(581,733)	(4,644)
	(176,167)	(3,946)	(581,733)	(4,644)
Cash flow hedge
Gross balance as of the period	(154,000)	(274,755)	(243,380)	(233,670)
Effect of tax	20,820	57,284	30,856	30,386
	(133,180)	(217,471)	(212,524)	(203,284)
Total items will be reclassified subsequently for income	(309,347)	(221,417)	(794,257)	(207,928)
Total comprehensive income of the period	7,693,701	12,006,899	11,248,803	17,861,711

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

(A free translation of the original in Portuguese)

Statement of condensed Changes in Equity

In thousands of Brazilian Reais

	Six-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Results from operation with noncontrolling stockholders	Cumulative translation adjustment	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1, 2013 (i)	75,000,000	49,518	—	78,451,185	(7,839,512)	(3,796,910)	(839,155)	8,692,782	148,555	149,866,463	3,245,025	153,111,488
Net income of the period	—	—	—	—	—	—	—	—	7,032,701	7,032,701	(182,373)	6,850,328
Retirement benefit obligations, net	—	—	—	—	—	(203,331)	—	—	—	(203,331)	—	(203,331)
Cash flow hedge, net of taxes	—	—	—	—	—	(212,524)	—	—	—	(212,524)	—	(212,524)
Unrealized results on valuation at market	—	—	—	—	—	(581,733)	—	—	—	(581,733)	—	(581,733)
Translation adjustments for the period	—	—	—	—	—	(240,065)	—	5,453,755	—	5,213,690	175,384	5,389,074
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	19,710	19,710
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	61,448	61,448
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(100,664)	(100,664)
Additional remuneration	—	—	—	—	—	—	—	—	(4,452,750)	(4,452,750)	—	(4,452,750)
June 30, 2013	75,000,000	49,518	—	78,451,185	(7,839,512)	(5,034,563)	(839,155)	14,146,537	2,728,506	156,662,516	3,218,530	159,881,046

January 1, 2012 (i)	75,000,000	—	1,155,811	78,105,988	(9,918,541)	(977,441)	(70,706)	(1,016,710)	5,760	142,284,161	3,205,222	145,489,383
Net income of the period	—	—	—	—	—	—	—	—	12,032,069	12,032,069	(236,472)	11,795,597
Retirement benefit obligations, net	—	—	—	—	—	63,254	—	—	—	63,254	—	63,254
Cash flow hedge, net of taxes	—	—	—	—	—	(203,284)	—	—	—	(203,284)	—	(203,284)
Unrealized results on valuation at market	—	—	—	—	—	(4,644)	—	—	—	(4,644)	—	(4,644)
Translation adjustments for the period	—	—	—	—	—	(64,139)	—	6,038,455	—	5,974,316	262,675	6,236,991
Results on conversion of shares	—	49,518	(1,027,580)	—	2,079,018	(1,100,956)	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	39,158	39,158
Repurchase of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(128,231)	—	—	—	—	—	—	(128,231)	—	(128,231)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	172,263	172,263
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(436,981)	—	—	(436,981)	(262,568)	(699,549)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(65,168)	(65,168)
Additional remuneration	—	—	—	—	—	—	—	—	(3,273,899)	(3,273,899)	—	(3,273,899)
June 30, 2012 (i)	75,000,000	49,518	—	78,105,988	(7,839,512)	(2,287,210)	(507,687)	5,021,745	8,763,930	156,306,772	3,115,110	159,421,882

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

(A free translation of the original in Portuguese)

Statement of Cash Flows

In thousands of Brazilian Reais

	Six-month period ended (unaudited)
	Consolidated		Parent Company
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		(i)		(i)
Cash flow from operating activities:
Net income of the period	6,850,328	11,795,597	7,032,701	12,032,069
Adjustments to reconcile net income to cash from operations
Equity results from associates	(445,945)	(746,620)	508,578	(5,267,315)
Realized gains on assets	(483,813)	768,236	—	721,808
Depreciation, amortization and depletion	4,322,945	3,837,745	1,197,538	1,211,907
Deferred income tax and social contribution	(1,042,545)	(259,955)	(101,392)	(22,917)
Reversal of deferred income tax	—	(2,533,411)	—	—
Foreign exchange and indexation, net	1,233,378	493,205	4,359,866	2,942,693
Loss on disposal of property, plant and equipment	278,458	441,695	205,324	78,918
Unrealized derivative losses, net	2,167,936	1,063,919	1,744,480	808,403
Dividends and interest on capital received from subsidiaries	—	—	1,276,232	333,686
Stockholders’ Debentures	506,544	(370,351)	506,544	(370,351)
Others	43,638	(342,209)	(111,717)	(436,649)
Decrease (increase) in assets:
Accounts receivable from customers	2,852,071	1,822,122	1,863,013	(1,846,493)
Inventories	99,625	(395,005)	628,230	(370,799)
Recoverable taxes	(224,056)	(99,569)	72,286	403,991
Others	241,305	(142,782)	476,483	432,033
Increase (decrease) in liabilities:
Suppliers and contractors	(238,208)	(222,090)	(526,802)	976,709
Payroll and related charges	(896,391)	(481,134)	(678,641)	(419,745)
Taxes and contributions	131,316	(1,206,678)	(151,635)	(231,415)
Gold stream transaction	2,899,450	—	—	—
Others	(409,049)	928,481	(1,231,218)	727,352
Net cash provided by operating activities	17,886,987	14,351,196	17,069,870	11,703,885

Cash flow from investing activities:
Short-term investments	(317,388)	—	20,872	—
Loans and advances	(133,872)	(47,009)	326,463	853,090
Guarantees and deposits	(85,794)	(175,863)	(93,271)	(189,938)
Additions to investments	(586,823)	(457,176)	(3,892,962)	(3,318,023)
Additions to property, plant and equipment	(13,291,361)	(11,777,379)	(7,051,664)	(6,486,167)
Dividends and interest on capital received from Joint controlled entities and associates	553,605	333,004	—	—
Proceeds from disposals of fixed assets/investments	189,777	745,028	—	745,028
Proceeds from Gold stream	1,160,635	—	—	—
Net cash used in investing activities	(12,511,221)	(11,379,395)	(10,690,562)	(8,396,010)

Cash flow from financing activities:
Short-term debt
Additions	1,007,958	953,698	1,021,703	967,991
Repayments	(1,136,838)	(75,814)	(2,126,306)	(2,308,857)
Long-term debt
Additions	1,345,853	5,245,531	1,376,510	3,575,398
Repayments	(997,304)	(1,108,106)	(637,182)	(226,595)
Repayments:
Dividends and interest on capital paid to stockholders	(4,452,750)	(5,481,000)	(4,452,750)	(5,481,000)
Dividends and interest on capital attributed to noncontrolling interest	(23,267)	(69,773)	—	—
Transactions with noncontrolling stockholders	—	(980,406)	—	—
Net cash used in financing activities	(4,256,348)	(1,515,870)	(4,818,025)	(3,473,063)

Increase (decrease) in cash and cash equivalents	1,119,418	1,455,931	1,561,283	(165,188)
Cash and cash equivalents of cash, beginning of the period	11,917,717	6,593,177	688,434	574,787
Effect of exchange rate changes on cash and cash equivalents	89,215	68,561	—	—
Cash and cash equivalents, end of the period	13,126,350	8,117,669	2,249,717	409,599
Cash paid during the period for:
Interest on Short-term debt	(611)	(2,438)	(4,313)	(1,860)
Interest on Long-term debt	(1,608,888)	(1,277,088)	(1,512,636)	(1,524,350)
Income tax and social contribution	(2,418,373)	(1,702,799)	(1,965,938)	(311,766)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(319,146)	(248,376)	12,753	(18,253)

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

(A free translation of the original in Portuguese)

Statement of Added Value

In thousands of Brazilian Reais

	Six-month period ended (unaudited)
	Consolidated		Parent Company
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		(i)		(i)
Generation of added value
Gross revenue
Revenue from products and services	45,705,405	46,052,731	29,167,582	28,276,229
Gain on sale of assets	483,813	(768,236)	—	(721,808)
Other revenue	(4,608)	4,668	—	—
Revenue from the construction of own assets	13,368,989	9,639,233	7,051,664	6,952,104
Allowance for doubtful accounts	12,050	(19,265)	(6,353)	(8,344)
Less:
Acquisition of products	(1,420,536)	(1,506,135)	(360,077)	(870,853)
Outsourced services	(8,065,756)	(7,839,283)	(4,377,129)	(5,135,205)
Materials	(9,262,521)	(8,973,971)	(2,650,589)	(5,376,751)
Oil and gas	(1,935,214)	(1,888,091)	(1,097,743)	(1,105,678)
Energy	(624,784)	(815,003)	(357,553)	(540,039)
Freight	(2,622,075)	(2,047,898)	—	—
Other costs and expenses	(5,067,714)	(5,204,831)	(1,999,047)	(2,400,367)
Gross added value	30,567,049	26,633,919	25,370,755	19,069,288

Depreciation, amortization and depletion	(4,322,945)	(3,837,745)	(1,197,538)	(1,211,907)
Net added value	26,244,104	22,796,174	24,173,217	17,857,381

Received from third parties
Financial income	922,676	1,082,358	445,581	549,513
Equity results	445,945	746,620	(508,578)	5,267,315
Total added value to be distributed	27,612,725	24,625,152	24,110,220	23,674,209

Personnel	3,909,067	4,105,484	1,726,317	2,172,572
Taxes, rates and contribution	6,548,312	3,967,640	5,690,213	2,793,755
Current income tax	2,755,478	1,535,454	2,463,293	1,203,271
Deferred income tax	(1,042,545)	(2,793,366)	(101,392)	(22,917)
Remuneration of debt capital	4,591,464	3,125,129	3,751,703	2,590,636
Monetary and exchange changes, net	4,000,621	2,889,214	3,547,385	2,904,823
Net income attributable to the Company’s stockholders	7,032,701	12,032,069	7,032,701	12,032,069
Loss attributable to noncontrolling interest	(182,373)	(236,472)	—	—
Distribution of added value	27,612,725	24,625,152	24,110,220	23,674,209

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

(A free translation of the original in Portuguese)

Notes to Financial Statements

Expressed in thousands of Brazilian Reais, unless otherwise stated

1.            Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a publicly-listed company with its headquarters at number 26 of Graça Aranha avenue, downtown of Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Company and its direct and indirect subsidiaries (“Group”, “Company” or “we”) is principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. Company also operates with energy, General Cargo logistics and steel.

Information by business segment is presented in note 25.

2.              Summary of the Main Accounting Practices and Accounting Estimates

a)            Basis of preparation

The condensed consolidated interim financial statements of Vale (“Interim financial statements”) has been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards (“IFRS”), whose counterpart in Brazil is the CPC 21(R1), issued by the Brazilian Accountant Standards Committee (“Comitê de Pronunciamentos Contábeis” or “CPC”) and approved by the Brazilian Securities Exchange Commission (“Comissão de Valores Mobiliários” or “CVM”).

The individual interim financial statements of the Parent Company have been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM, and they are published with the consolidated interim financial statements.

In the case of Vale, the accounting practices adopted in Brazil applicable to individual financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint controlled entities and affiliates, as under the rules of IFRS would be the cost or fair value.

The interim financial statements has been prepared under the historical cost convention adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative financial instruments) measured at fair value through the profit or loss.

These condensed interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2012, except as otherwise disclosed. These condensed interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read with the annual financial statements for the year ended December 31, 2012.

We evaluated subsequent events through August 05, 2013, which is the date of approval by the executive board, the interim financial statements.

b)                                    Functional currency and presentation currency

The financial statements of each group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“R$” or “BRL”).

Transactions in foreign currencies are translated into the functional currency of the Parent Company, using the rate of exchange prevailing on the date of the transaction or the measurements. Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement, as financial income or expense.

The net income and balance sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) The assets and liabilities for each Statement of Balance Sheet presented are translated at the closing rate at the Statement of Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except in specific transactions that, considering their relevance, are translated at the rate at the dates of transactions and; (iii) The components for each Stockholders’ equity are translated at the rate at the dates of

(A free translation of the original in Portuguese)

transactions. All resulting exchange differences are recognized in a separate component of the Stockholder’s equity, named “Cumulative Translation Adjustment”, transferred to the income statement when the sale of investments.

For purposes of presentation these interim financial statements are presented in Brazilian Real. The exchange rates most impact our operations against the presentation currency were:

	Exchange rates used for conversions in Brazilian Reais
	June 30, 2013	December 31, 2012
US dollar - US$	2.2297	2.0435
Canadian dollar - CAD	2.1079	2.0546
Australian dollar - AUD	2.0321	2.1197
Euro - EUR or €	2.9122	2.6954

3.             Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.             Changes in accounting policies

From January 1, 2013, the Company adopted the revised pronouncement IAS 19 - Employee benefits, correlate with CPC 33 (R1), whose changes eliminate the method of “corridor”; simplify the changes between the assets and liabilities of plans, recognizing in the income statement the financial cost and the expected return on plan assets and remeasurement of gains and losses, and return on assets in Other comprehensive income (excluding the amount of interest on return of assets recognized in income); and the effect of change on the ceiling of the plan.

The impact on the Company has been presented as follow:

	Consolidated
	December 31, 2012
Balance Sheet	Original balance	Effect of changes IAS 19 (CPC33R) revised	Adjusted balance
Assets
Current
Cash and cash equivalents	11,917,717	—	11,917,717
Others	34,121,900	—	34,121,900
	46,039,617	—	46,039,617
Non-current
Deferred income tax and social contribution	8,134,034	157,040	8,291,074
Others	212,748,003	(235,227)	212,512,776
	220,882,037	(78,187)	220,803,850
Total Assets	266,921,654	(78,187)	266,843,467
Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	421,241	—	421,241
Liabilities directly associated with non-current assets held for sale	326,551	41,827	368,378
Others	24,920,506	—	24,920,506
	25,668,298	41,827	25,710,125
Non-current
Employee post retirement benefits obligations	3,389,962	3,237,233	6,627,195
Deferred income tax and social contribution	7,753,893	(835,521)	6,918,372
Others	74,476,287	—	74,476,287
	85,620,142	2,401,712	88,021,854
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Cumulative translation adjustments	8,692,782	—	8,692,782
Retained earnings	78,451,184	148,556	78,599,740
Noncontrolling interests	3,245,025	—	3,245,025
Others	(8,629,149)	—	(8,629,149)
	155,633,214	(2,521,726)	153,111,488
Total Liabilities and Stockholders’ equity	266,921,654	(78,187)	266,843,467

(A free translation of the original in Portuguese)

	Consolidated
	January 1, 2012
Balance Sheet	Original balance	Effect of changes IAS 19 (CPC33R) revised	Adjusted balance
Assets
Current
Cash and cash equivalents	6,593,177	—	6,593,177
Others	33,543,088	—	33,543,088
	40,136,265	—	40,136,265
Non-current
Deferred income tax and social contribution	3,538,830	10,498	3,549,328
Others	193,413,457	—	193,413,457
	196,952,287	10,498	196,962,785
Total Asset	237,088,552	10,498	237,099,050
Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	316,061	—	316,061
Others	20,370,699	—	20,370,699
	20,686,760	—	20,686,760
Non-current
Employee post retirement benefits obligations	2,845,725	1,639,962	4,485,687
Deferred income tax and social contribution	10,613,773	(438,227)	10,175,546
Others	56,261,674	—	56,261,674
	69,721,172	1,201,735	70,922,907
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Retained earnings	78,105,989	5,760	78,111,749
Noncontrolling interests	3,205,222	—	3,205,222
Others	(8,833,436)	—	(8,833,436)
	146,680,620	(1,191,237)	145,489,383
Total Liabilities and Stockholders’ equity	237,088,552	10,498	237,099,050

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2012
Statement of income	Original balance	Effect of changes IAS 19 (CPC33R) revised	Adjusted balance
Net operating revenue	24,582,872	—	24,582,872
Cost of goods solds and services rendered	(12,848,273)	2,760	(12,845,513)
Gross operating profit	11,734,599	2,760	11,737,359
Operational expenses	(3,906,287)	—	(3,906,287)
Financial expenses, net	(5,144,383)	7,334	(5,137,049)
Equity results	309,600	—	309,600
Earnings before taxes	2,993,529	10,094	3,003,623
Current and deferred Income tax and social contribution, net	2,186,736	(3,232)	2,183,504
Net income of the period	5,180,265	6,862	5,187,127
Loss attributable to noncontrolling interests	(133,401)	—	(133,401)
Net income attributable to stockholders	5,313,666	6,862	5,320,528

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2012
Statement of income	Original balance	Effect of changes IAS 19 (CPC33R) revised	Adjusted balance
Net operating revenue	45,043,963	—	45,043,963
Cost of goods solds and services rendered	(23,767,573)	5,224	(23,762,349)
Gross operating profit	21,276,390	5,224	21,281,614
Operational expenses	(6,558,565)	—	(6,558,565)
Financial expenses, net	(4,922,994)	(8,990)	(4,931,984)
Equity results	746,620	—	746,620
Earnings before taxes	10,541,451	(3,766)	10,537,685
Current and deferred Income tax and social contribution, net	1,256,143	1,769	1,257,912
Net income of the period	11,797,594	(1,997)	11,795,597
Loss attributable to noncontrolling interests	(236,472)	—	(236,472)
Net income attributable to stockholders	12,034,066	(1,997)	12,032,069

(A free translation of the original in Portuguese)

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2012
Other comprehensive income	Original balance	Effect of changes IAS 19 (CPC33R) revised	Adjusted balance
Net income of the period	5,180,265	6,862	5,187,127
Translation adjustments for the period	7,403,029	(86,366)	7,316,663
	12,583,294	(79,504)	12,503,790
Unrealized results on valuation at market	(3,946)	—	(3,946)
Retirement benefit obligations, net	—	(86,567)	(86,567)
Cash flow hedge, net	(217,471)	—	(217,471)
Total comprehensive income of the year, net	12,361,877	(166,071)	12,195,806
Comprehensive income attributable to noncontrolling interests, net	188,907	—	188,907
Comprehensive income attributable to the Company’s stockholders, net	12,172,970	(166,071)	12,006,899

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2012
Other comprehensive income	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Net income of the period	11,797,594	(1,997)	11,795,597
Translation adjustments for the period	6,301,130	(64,139)	6,236,991
	18,098,724	(66,136)	18,032,588
Unrealized results on valuation at market	(4,644)	—	(4,644)
Retirement benefit obligations, net	—	63,254	63,254
Cash flow hedge, net	(203,284)	—	(203,284)
Total comprehensive income of the year, net	17,890,796	(2,882)	17,887,914
Comprehensive income attributable to noncontrolling interests, net	26,203	—	26,203
Comprehensive income attributable to the Company’s stockholders, net	17,864,593	(2,882)	17,861,711

	Parent Company
	December 31, 2012
Balance Sheet	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Assets
Current
Cash and cash equivalents	688,434	—	688,434
Others	29,898,916	—	29,898,916
	30,587,350	—	30,587,350
Non-current
Deferred income tax and social contribution	5,557,892	157,040	5,714,932
Investments	123,871,281	(2,242,323)	121,628,958
Others	80,439,461	(235,227)	80,204,234
	209,868,634	(2,320,510)	207,548,124
Total Asset	240,455,984	(2,320,510)	238,135,474
Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	219,396	—	219,396
Others	19,953,934	—	19,953,934
	20,173,330	—	20,173,330
Non-current
Deferred income tax and social contribution	544,437	201,216	745,653
Others	67,350,028	—	67,350,028
	67,894,465	201,216	68,095,681
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Cumulative translation adjustments	8,692,782	—	8,692,782
Retained earnings	78,451,184	148,556	78,599,740
Others	(8,629,149)	—	(8,629,149)
Total Liabilities and Stockholders’ equity	240,455,984	(2,320,510)	238,135,474

(A free translation of the original in Portuguese)

	Parent Company
	January 1, 2012
Balance Sheet	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Assets
Current
Cash and cash equivalents	574,787	—	574,787
Others	25,008,321	—	25,008,321
	25,583,108	—	25,583,108
Non-current
Deferred income tax and social contribution	2,108,558	10,498	2,119,056
Investment	113,149,994	(1,196,299)	111,953,695
Others	73,286,880	—	73,286,880
	188,545,432	(1,185,801)	187,359,631
Total Asset	214,128,540	(1,185,801)	212,942,739
Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	140,508	—	140,508
Others	14,010,811	—	14,010,811
	14,151,319	—	14,151,319
Non-current
Employee post retirement benefits obligations	406,330	5,436	411,766
Others	56,095,493	—	56,095,493
	56,501,823	5,436	56,507,259
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Retained earnings	78,105,989	5,760	78,111,749
Others	(8,833,436)	—	(8,833,436)
	143,475,398	(1,191,237)	142,284,161
Total Liabilities and Stockholders’ equity	214,128,540	(1,185,801)	212,942,739

	Parent company (unaudited)
	Three-month period ended
	June 30, 2012
Statement of income	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Net operating revenue	15,814,484	—	15,814,484
Cost of goods solds and services rendered	(6,152,652)	—	(6,152,652)
Gross operating profit	9,661,832	—	9,661,832
Operational expenses	561,547	3,425	564,972
Financial expenses, net	(4,781,016)	5,208	(4,775,808)
Equity results	309,600	—	309,600
Earnings before taxes	5,751,963	8,633	5,760,596
Current and deferred Income tax and social contribution, net	(438,297)	(1,771)	(440,068)
Net income of the year	5,313,666	6,862	5,320,528

	Parent company (unaudited)
	Six-month period ended
	June 30, 2012
Statement of income	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Net operating revenue	27,703,716	—	27,703,716
Cost of goods solds and services rendered	(11,514,493)	—	(11,514,493)
Gross operating profit	16,189,223	—	16,189,223
Operational expenses	1,216,155	6,371	1,222,526
Financial expenses, net	(4,933,267)	(12,679)	(4,945,946)
Equity results	746,620	—	746,620
Earnings before taxes	13,218,731	(6,308)	13,212,423
Current and deferred Income tax and social contribution, net	(1,184,665)	4,311	(1,180,354)
Net income of the year	12,034,066	(1,997)	12,032,069

(A free translation of the original in Portuguese)

	Parent company (unaudited)
	Three-month period ended
	June 30, 2012
Other comprehensive income	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Net income of the period	5,313,666	6,862	5,320,528
Translation adjustments for the period	7,080,721	(86,366)	6,994,355
	12,394,387	(79,504)	12,314,883
Unrealized results on valuation at market, net	(3,946)	—	(3,946)
Retirement benefit obligations, net	—	(86,567)	(86,567)
Cash flow hedge, net	(217,471)	—	(217,471)
Total comprehensive income of the period, net	12,172,970	(166,071)	12,006,899

	Parent company (unaudited)
	Six-month period ended
	June 30, 2012
Other comprehensive income	Original balance	Effect of changes IAS 19 (CPC33R)	Adjusted balance
Net income of the period	12,034,066	(1,997)	12,032,069
Translation adjustments for the period	6,038,455	(64,139)	5,974,316
	18,072,521	(66,136)	18,006,385
Unrealized results on valuation at market, net	(4,644)	—	(4,644)
Retirement benefit obligations, net	—	63,254	63,254
Cash flow hedge, net	(203,284)	—	(203,284)
Total comprehensive income of the period, net	17,864,593	(2,882)	17,861,711

5.             Accounting Standards

a)                           Standards, interpretations or amendments issued by the IASB for adoption after June 30, 2013

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation that treat about the recognize of a government imposition (levies). The adoption of the interpretation will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Assets that clarifies the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

b)                           Standards, interpretations, orientation or amendments approved by CVM for adoption after June 30, 2013

No standards, interpretations, orientation or amendments were approved by CVM.

6.         Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

(A free translation of the original in Portuguese)

7.                            Acquisitions and Divestitures

a)            Divestitures of Araucaria

In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (Petrobras) to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234 million. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (CDI), in amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

During the second quarter 2013 Vale concluded the transaction before classified as held for sale, remaining this subject to precedent conditions including the approval by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

b)            Acquisition of additional participation in the Belvedere

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (R$ 318 million). After the approval of the local government, Vale has paid the total amount of US$338 million (R$ 682 million) for 100% of Belvedere.

8.             Cash and Cash Equivalents

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Cash and bank accounts	3,676,382	2,440,169	55,772	35,878
Short-term investments (maturity until 3 months)	9,449,968	9,477,548	2,193,945	652,556
	13,126,350	11,917,717	2,249,717	688,434

9.             Accounts Receivables

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Denominated in Reais “Brazilian Reais”	1,860,709	1,733,506	1,935,666	1,518,657
Denominated in other currencies, mainly US$	9,305,338	12,384,371	16,919,180	20,434,308
	11,166,047	14,117,877	18,854,846	21,952,965

Allowance for doubtful accounts	(213,703)	(233,214)	(105,280)	(114,426)
	10,952,344	13,884,663	18,749,566	21,838,539

Accounts receivables related to the steel industry market represent 82.29% and 71.26% of receivables on June 30, 2013, December 31, 2012, respectively.

In June 30, 2013, no individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the statement of income as at June 30, 2013 and June 30, 2012 totaled R$ 3,896 and R$ 721, respectively. Write offs as at June 30, 2013 and December 31, 2012, totaled R$ 16,708 and R$33,630, respectively.

(A free translation of the original in Portuguese)

10.          Inventory

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Finished products	5,511,848	4,574,982	2,446,996	2,080,052
Products in process	2,830,920	2,776,258	—	—
Inventory of products	8,342,768	7,351,240	2,446,996	2,080,052
Maintenance supplies	2,849,453	2,968,733	1,244,263	1,202,479
Total of Inventories	11,192,221	10,319,973	3,691,259	3,282,531

The inventories of products are comprised as follows:

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Inventories of products
Bulk Material
Iron ore	2,060,444	1,745,919	1,889,792	1,570,681
Pellets	201,738	195,091	191,640	210,383
Manganese and ferroalloys	234,874	188,056	—	—
Coal	689,591	505,850	—	—
	3,186,647	2,634,916	2,081,432	1,781,064
Base Metals
Nickel and other products	4,043,750	3,870,247	287,572	258,797
Copper	169,216	60,252	74,271	37,075
	4,212,966	3,930,499	361,843	295,872
Fertilizers
Potash	43,189	41,311	—	—
Phosphates	784,618	679,393	—	—
Nitrogen	68,832	42,152	—	—
	896,639	762,856	—	—

Others	46,516	22,969	3,721	3,116

	8,342,768	7,351,240	2,446,996	2,080,052

On June 30, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of R$6,363, R$0 and R$186,514, (on December 31, 2012 was R$6,363, R$6,151 and R$0), respectively.

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Inventories of product
Balance on begin of period	7,797,322	7,795,929	7,351,240	7,449,728
Addition	11,321,713	10,869,688	21,533,790	20,369,866
Transfer from maintenance supplies	2,089,056	2,132,618	4,008,898	3,932,870
Sale	(12,865,323)	(12,845,513)	(24,303,450)	(23,762,349)
Write-off by inventory adjustment	—	(663)	(247,710)	(38,056)
Balance on ended of period	8,342,768	7,952,059	8,342,768	7,952,059

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Inventories of product
Balance on begin of period	2,080,052	2,170,119
Addition	8,553,268	9,895,766
Transfer from maintenance supplies	1,597,582	1,854,231
Sale	(9,783,906)	(11,514,493)
Write-off by inventory adjustment	—	(21,758)
Balance on ended of period	2,446,996	2,383,865

(A free translation of the original in Portuguese)

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Inventories of consumable products
Balance on begin of period	3,087,467	2,359,666	2,968,733	2,383,322
Addition	1,851,042	2,322,777	3,889,618	4,099,373
Transfer to use	(2,089,056)	(2,132,618)	(4,008,898)	(3,932,870)
Balance on ended of period	2,849,453	2,549,825	2,849,453	2,549,825

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Inventories of consumable products
Balance on begin of period	1,202,479	1,012,619
Addition	1,639,366	1,922,692
Transfer to use	(1,597,582)	(1,854,231)
Balance on ended of period	1,244,263	1,081,080

11.          Recoverable Taxes

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Value-added tax	2,395,657	2,090,390	1,177,061	1,056,326
Brazilian Federal Contributions (PIS - COFINS)	1,379,386	1,369,948	915,969	1,013,857
Others	146,562	130,855	66,957	87,271
Total	3,921,605	3,591,193	2,159,987	2,157,454

Current	3,561,443	3,147,715	1,916,123	1,902,190
Non-current	360,162	443,478	243,864	255,264
Total	3,921,605	3,591,193	2,159,987	2,157,454

12.          Financial instruments - investments

The lock-up period for trading Norsk Hydro shares ended in the first quarter of 2013. From that date on the shares of Norsk Hydro can be traded in the market and therefore we ended the equity method measurement and start classifying this investment as a financial asset available for sale as of June 30, 2013. The fair value of financial instruments — investment in stock classified as available for sale in June 30, 2013 was R$ 3,981,748.

13.                               Investments

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balance on begin of the period	12,922,619	15,816,422	13,044,460	14,984,038
Additions	219,443	78,802	586,823	457,176
Disposals	—	(61,896)	(41,084)	(61,896)
Translation adjustment for the period	218,027	482,360	(115,003)	562,782
Equity results	104,406	309,600	445,945	746,620
Equity other comprehensive income	(10,720)	27,506	(410,063)	54,144
Dividends declared	(1,126,809)	(615,532)	(1,184,112)	(705,602)
Transfer (note 12)	(3,910,289)	—	(3,910,289)	—
Balance on ended of the period	8,416,677	16,037,262	8,416,677	16,037,262

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Changes in Investments
Balance on begin of period	121,628,958	111,953,695
Additions	3,892,962	3,318,237
Disposals	(58,363)	(1,221,535)
Translation adjustment for the period	5,082,998	4,945,771
Equity results	(508,578)	5,267,315
Equity other comprehensive income.	(716,988)	(788,871)
Dividends declared	(2,032,819)	(925,277)
Balance on ended of period	127,288,170	122,549,335

(A free translation of the original in Portuguese)

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
					As of		Three-month period ended		Six-month period ended		Six-month period ended
	Location	Principal activity	% ownership	% voting capital	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
					(unaudited)	(i)	(unaudited)	(i)		(i)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	319,183	319,388	642	(562)	(3,410)	(3,297)	—	—
Biopalma da Amazonia S.A. (a)	Brazil	Energy	70.00	70.00	519,412	349,460	(81,856)	(54,273)	(100,048)	(60,832)	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	279,910	454,413	58,500	62,156	88,547	102,020	263,281	—
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	487,346	528,009	(7,106)	34,474	152	53,194	80,993	—
Ferrovia Centro-Atlantica S.A. (a)	Brazil	General Cargo Logistics	99.99	99.99	3,020,685	2,926,116	(38,472)	(43,602)	(145,394)	(150,928)	—	—
Ferrovia Norte Sul S.A.	Brazil	General Cargo Logistics	100.00	100.00	1,721,010	1,717,056	13,219	5,223	3,954	(7,674)	—	—
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,105,219	1,364,947	81,611	104,811	71,048	102,123	—	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,580,387	4,538,200	13,398	31,936	79,458	67,940	306,072	—
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	7,513,225	6,016,285	(158,693)	(18,590)	(167,967)	(36,151)	—	—
Rio Doce Australia Pty Ltd.	Australia	Coal	100.00	100.00	150,017	(35,800)	(192,359)	(108,557)	(251,060)	(213,114)	—	—
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	6,961,186	6,343,192	10,526	(27,600)	(18,795)	(22,758)	—	—
Sociedad Contractual Minera Tres Valles (a)	Chile	Copper	90.00	90.00	368,742	459,907	(32,243)	(32,552)	(50,817)	(53,428)	—	—
SRV Reinsurance Company S.A.	Switzerland	Insurance	100.00	100.00	697,428	1,247,555	(645,493)	—	(646,738)	10,331	—	—
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	12,541,494	8,192,933	64,391	(137,616)	(115,095)	(200,131)	—	—
Vale Canada Holdings	Canada	Holding	100.00	100.00	1,042,175	1,000,138	(3,540)	(2,134)	(7,718)	(1,443)	—	—
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	16,172,266	9,575,352	(188,211)	(664,939)	(389,615)	(1,033,419)	—	—
Vale Colombia Holding Ltd. (e)	Colombia	Coal	100.00	100.00	—	—	—	(57,789)	—	(64,177)	—	—
Vale Fertilizantes S.A. (d)	Brazil	Fertilizers	100.00	100.00	—	—	—	(53,320)	—	(51,858)	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,941,904	13,593,079	39,023	2,533,651	(29,675)	2,561,483	—	—
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	28,576,853	34,748,846	(785,661)	926,158	355,791	3,553,963	—	—
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	1,645,184	1,013,478	(12,004)	2,661	(21,795)	(9,857)	—	—
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	567,142	686,604	(14,334)	33,431	(119,192)	6,035	—	—
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	227,831	203,100	23,200	7,479	39,589	2,542	—	—
Vale Moçambique	Mozambique	Coal	100.00	100.00	7,978,609	5,886,379	632,192	(86,582)	275,483	(147,252)	—
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic of iron ore	100.00	100.00	5,915,353	5,117,874	88,884	33,090	192,567	106,230	—	—
VBG Vale BSGR Limited (a)	Guinea	Iron ore	51.00	51.00	891,324	869,341	(19,795)	(47,313)	(65,204)	(87,262)	—	—
VLI Multimodal S.A. (a) (b)	Brazil	General Cargo Logistics	100.00	100.00	689,995	606,865	30,786	(17,648)	49,108	44,422	—	—
Others					957,613	861,781	39,298	76,701	22,303	53,993	72,281	682
					118,871,493	108,584,498	(1,084,097)	2,498,694	(954,523)	4,520,695	722,627	682
Joint Ventures
California Steel Industries, INC	USA	Steel	50.00	50.00	396,124	341,553	8,449	17,130	21,088	27,531	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	180,174	218,574	7,262	15,721	8,741	28,386	36,012	20,000
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (f)	Brazil	Pellets	50.89	51.00	188,270	213,028	3,054	56,627	(4,402)	60,114	20,356	23,215
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (f)	Brazil	Pellets	50.90	51.00	129,383	130,003	(1,213)	2,477	(620)	12,716	—	36,048
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (f)	Brazil	Pellets	51.00	51.11	341,018	363,546	5,425	6,274	9,250	16,350	51,000	51,000
CSP- Companhia Siderúrgica do PECEM	Brazil	Steel	50.00	50.00	1,486,492	1,019,920	(4,263)	(1,066)	(7,041)	(2,899)	—	—
MRS Logística S.A. (h)	Brazil	General Cargo Logistics	47.59	46.75	1,220,966	1,196,876	46,759	36,442	72,978	106,792	—	—
Norte Energia S.A.	Brazil	Energy	9.00	9.00	331,674	245,631	(841)	(2,110)	(1,789)	(2,110)	—	—
Samarco Mineração S.A. (g)	Brazil	Iron ore	50.00	50.00	761,090	1,287,854	145,592	276,008	465,591	648,918	330,789	—
Others					338,587	442,732	(23,573)	(18,596)	(46,927)	(82,202)	—	—
					5,373,778	5,459,717	186,651	388,907	516,869	813,596	438,157	130,263
Direct and indirect associate
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	840,505	697,432	24,605	30,509	42,644	62,456	—	107,359
LOG-IN - Logística Intermodal S/A (c)	Brazil	General Cargo Logistics	31.33	31.33	199,683	192,400	—	(9,165)	7,283	(26,779)	—	—
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	240,610	277,384	1,934	7,646	5,412	20,052	—	—
Norsk Hydro ASA	Norway	Aluminum	—	—	—	4,572,223	—	—	—	50,087	115,007	95,382
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	535,197	515,669	(6,369)	(3,303)	(12,265)	(5,845)	—	—
Tecnored Desenvolvimento Tecnologico S.A. (a)	Brazil	Iron ore	49.21	49.21	94,329	78,936	(5,589)	(12,717)	(10,078)	(15,568)	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	965,292	1,091,633	(97,905)	(91,433)	(111,629)	(155,833)	—	—
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	54,108	48,313	104	321	485	645	—	—
Others					113,175	110,753	975	(1,165)	7,224	3,809	441	—
					3,042,899	7,584,743	(82,245)	(79,307)	(70,924)	(66,976)	115,448	202,741
Total of associates and joint ventures					8,416,677	13,044,460	104,406	309,600	445,945	746,620	553,605	333,004
Total					127,288,170	121,628,958	(979,691)	2,808,294	(508,578)	5,267,315	1,276,232	333,686

(A free translation of the original in Portuguese)

(i) Period adjusted according to note 4.

(a) Investment balance includes the values of advances for future capital increase;

(b) Stockholder’s equity is excluded of others investments presented in the table.

(c) Market value on June 30, 2013 was R$282 million and on December 31, 2012 was R$246 million;

(d) Merged with Vale Fertilizantes S.A. (old Mineração Naque);

(e) Company sold in June 2012;

(f) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(g) Main data of Samarco: Operational Result R$ 1,641 million, Financial Result R$ (500) million, Income tax (R$ 211) million; and

(h) Market value on June 30, 2013 was R$2,978,992 and on December 31, 2012 was R$2,147,118 but its stock has no trading.

14.          Intangible Assets

	Consolidated
	June 30, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	9,578,124	—	9,578,124	9,406,549	—	9,406,549
Finite useful lifetime
Concession and subconcession	11,636,093	(3,593,039)	8,043,054	10,981,246	(3,306,941)	7,674,305
Right to use	748,949	(137,472)	611,477	732,416	(112,516)	619,900
Others	2,654,430	(1,508,482)	1,145,948	2,504,260	(1,382,987)	1,121,273
	15,039,472	(5,238,993)	9,800,479	14,217,922	(4,802,444)	9,415,478
Total	24,617,596	(5,238,993)	19,378,603	23,624,471	(4,802,444)	18,822,027

	Parent Company
	June 30, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	9,578,124	—	9,578,124	9,406,549	—	9,406,549
Finite useful lifetime
Concession and subconcession	6,888,394	(2,590,450)	4,297,944	6,409,684	(2,414,022)	3,995,662
Right to use	223,357	(86,324)	137,033	222,357	(83,406)	138,951
Others	2,654,430	(1,508,482)	1,145,948	2,504,260	(1,380,987)	1,123,273
	9,766,181	(4,185,256)	5,580,925	9,136,301	(3,878,415)	5,257,886
Total	19,344,305	(4,185,256)	15,159,049	18,542,850	(3,878,415)	14,664,435

The useful life of the concessions and sub-concessions are not change.

The rights of use refers basically to the usufruct contract entered into with non-controlling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right to use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2013					June 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,285,233	7,846,120	593,302	1,065,185	18,789,840	17,959,670
Addition	—	354,723	—	143,428	498,151	497,191
Write off	—	(5,815)	—	(3,581)	(9,396)	(455,317)
Amortization	—	(151,974)	(12,118)	(59,084)	(223,176)	(207,159)
Translation adjustment for the period	292,891	—	30,293	—	323,184	287,185
Balance at end of period	9,578,124	8,043,054	611,477	1,145,948	19,378,603	18,081,570

(A free translation of the original in Portuguese)

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013					June 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	7,674,305	618,900	1,122,273	18,822,027	17,788,581
Addition	—	675,640	—	160,341	835,981	878,304
Write off	—	(9,921)	—	(4,334)	(14,255)	(455,912)
Amortization	—	(296,970)	(21,858)	(132,332)	(451,160)	(389,091)
Translation adjustment for the period	171,575	—	14,435	—	186,010	259,688
Balance at end of period	9,578,124	8,043,054	611,477	1,145,948	19,378,603	18,081,570

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013					June 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	3,995,662	138,951	1,123,273	14,664,435	13,973,730
Addition	—	499,222	—	160,341	659,563	624,433
Write off	—	(9,640)	—	(4,334)	(13,974)	(455,912)
Amortization	—	(187,300)	(2,918)	(132,332)	(322,550)	(287,498)
Translation adjustment for the period	171,575	—	—	—	171,575	230,892
Balance at end of period	9,578,124	4,297,944	136,033	1,146,948	15,159,049	14,085,645

15.          Property, plant and equipment

	Consolidated
	June 30, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,043,333	—	2,043,333	1,380,514	—	1,380,514
Buildings	18,201,809	(4,165,182)	14,036,627	15,755,033	(3,304,484)	12,450,549
Facilities	34,837,671	(10,449,003)	24,388,668	33,349,628	(9,326,286)	24,023,342
Computer equipment	1,837,246	(1,390,068)	447,178	2,013,578	(1,244,805)	768,773
Mineral assets	48,542,037	(11,046,686)	37,495,351	48,439,597	(9,887,451)	38,552,146
Others	59,014,793	(19,008,002)	40,006,791	54,672,527	(17,523,598)	37,148,929
Construction in progress	67,844,625	—	67,844,625	59,130,367	—	59,130,367
	232,321,514	(46,058,941)	186,262,573	214,741,244	(41,286,624)	173,454,620

	Parent Company
	June 30, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,362,340	—	1,362,340	1,161,681	—	1,161,681
Buildings	6,917,439	(1,409,351)	5,508,088	5,694,835	(1,319,261)	4,375,574
Facilities	17,528,184	(4,430,401)	13,097,783	16,427,951	(4,128,008)	12,299,943
Computer equipment	961,884	(765,251)	196,633	942,314	(723,799)	218,515
Mineral assets	2,843,442	(667,794)	2,175,648	4,401,616	(587,915)	3,813,701
Others	18,895,192	(8,098,614)	10,796,578	16,820,944	(7,532,274)	9,288,670
Construction in progress	33,192,115	—	33,192,115	30,073,238	—	30,073,238
	81,700,596	(15,371,411)	66,329,185	75,522,579	(14,291,257)	61,231,322

In March 2013, the Company suspended the implementation of the Rio Colorado project in Argentina. The current underlying project parameters are not sufficiently favorable to assure the project meets the Company´s capital allocation and value creation targets. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time. This matter continues to be closely monitored by management.

The net property, plant and equipment given in guarantees for judicial claims in June 30, 2013 and December 31, 2012 correspond to R$195,042 and R$196,870 in consolidated and R$159,821 and R$161,338 in the parent company respectively.

The table below shows the movement of Property, plant and equipment during the period:

(A free translation of the original in Portuguese)

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2013								June 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total	Total
Balance at beginning of period	1,747,104	12,886,297	23,726,343	743,833	35,205,546	37,330,280	63,211,445	174,850,848	157,088,920
Acquisitions	—	—	—	—	—	—	5,336,088	5,336,088	4,284,881
Disposals	(58)	(422)	(25,355)	—	(239)	(15,351)	(72,182)	(113,607)	(669,778)
Transfer to non-current assets held for sale	—	—	—	—	—	—	—	—	(82,645)
Depreciation and amortization	—	(127,222)	(481,351)	(39,781)	(413,021)	(663,635)	—	(1,725,010)	(1,182,509)
Translation adjustment for the period	(38,679)	214,565	563,814	(320,930)	2,611,484	1,883,472	3,000,528	7,914,254	7,778,316
Transfers	334,966	1,063,409	605,217	64,056	91,581	1,472,025	(3,631,254)	—	—
Balance at end of period	2,043,333	14,036,627	24,388,668	447,178	37,495,351	40,006,791	67,844,625	186,262,573	167,217,185

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013								June 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total	Total
Balance at beginning of period	1,380,514	12,451,549	24,023,342	768,773	38,553,146	37,146,929	59,130,367	173,454,620	153,854,863
Acquisitions	—	—	—	—	—	—	12,455,380	12,455,380	9,153,309
Disposals	(58)	(1,004)	(100,134)	(1,085)	(61,274)	(17,687)	(82,961)	(264,203)	(752,420)
Transfer to non-current assets held for sale	—	—	—	—	—	—	—	—	(82,645)
Depreciation and amortization	—	(249,306)	(911,907)	(82,237)	(899,788)	(2,262,650)	—	(4,405,888)	(3,016,968)
Translation adjustment for the period	(38,431)	135,967	356,572	(325,895)	954,813	1,430,943	2,508,695	5,022,664	8,061,046
Transfers	701,308	1,699,421	1,020,795	87,622	(1,051,546)	3,709,256	(6,166,856)	—	—
Balance at end of period	2,043,333	14,036,627	24,388,668	447,178	37,495,357	40,006,791	67,844,625	186,262,573	167,217,185

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013								June 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total	Total
Balance at beginning of period	1,161,681	4,375,574	12,299,943	217,515	3,814,701	9,288,670	30,073,238	61,231,322	55,503,193
Acquisitions	—	—	—	—	—	—	6,392,101	6,392,101	6,347,088
Disposals	—	—	(2,658)	(68)	—	(53,507)	(135,117)	(191,350)	(78,917)
Depreciation and amortization	—	(90,594)	(311,431)	(42,843)	(147,620)	(510,400)	—	(1,102,888)	(1,123,317)
Others	200,659	1,223,108	1,111,929	22,029	(1,491,433)	2,071,815	(3,138,107)	—	—
Balance at end of period	1,362,340	5,508,088	13,097,783	196,633	2,175,648	10,796,578	33,192,115	66,329,185	60,648,047

(A free translation of the original in Portuguese)

16.                               Loans and Financing

a)                                    Long-term debts

	Consolidated
	Current Liabilities		Non-current liabilities
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	901,466	1,234,900	7,592,614	6,905,692
Others currencies	41,676	28,829	535,684	535,465
Fixed rates:
Notes indexed in United Stated dollars (fixed rates)	276,293	253,220	30,005,073	27,499,381
Euro	—	—	4,368,317	4,043,100
Accrued charges	667,334	661,753	—	—
	1,886,769	2,178,702	42,501,688	38,983,638
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	648,835	357,899	12,877,289	12,394,565
Basket of currencies	5,434	3,579	19,888	20,808
Loans in United States dollars	364,799	346,420	2,830,897	2,589,501
Non-convertible debentures into shares	4,000,000	4,000,000	813,803	774,464
Accrued charges	230,486	206,278	—	—
	5,249,554	4,914,176	16,541,877	15,779,338
	7,136,323	7,092,878	59,043,565	54,762,976

	Parent Company
	Current Liabilities		Non-current liabilities
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	364,376	274,843	5,626,868	5,137,180
Fixed rates:
Notes indexed in United Stated dollars (fixed rates)	—	—	3,344,550	3,065,250
Euro	—	—	4,368,317	4,043,100
Accrued charges	178,386	211,677	—	—
	542,762	486,520	13,339,735	12,245,530
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	491,595	306,065	12,461,623	12,032,209
Loans in United States dollars	364,799	346,420	2,830,897	2,589,501
Non-convertible debentures into shares	4,000,000	4,000,000	—	—
Accrued charges	208,584	188,844	—	—
	5,064,978	4,841,329	15,292,520	14,621,710
	5,607,740	5,327,849	28,632,255	26,867,240

The long-term portion as at June 30, 2013 has maturities as follows:

	(unaudited)
	Consolidated	Parent Company
2014	1,990,900	1,818,536
2015	2,740,359	1,749,356
2016	4,414,542	1,831,938
2017	5,212,355	1,848,590
2018 onwards	44,685,409	21,383,835
	59,043,565	28,632,255

(A free translation of the original in Portuguese)

As at June 30, 2013, the annual interest rates on the long-term debts were as follows:

	(unaudited)
	Consolidated	Parent Company
Up to 3%	10,967,706	8,287,507
3,1% to 5% (a)	13,475,199	6,095,221
5,1% to 7%	27,844,085	10,211,234
7,1% to 9% (b)	2,912,285	—
9,1% to 11% (b)	5,359,551	5,044,967
Over 11% (b)	5,620,447	4,601,066
Variable	615	—
	66,179,888	34,239,995

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.51% per year in US dollars.

(b) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 7,876,370 (R$ 17,561,942) of which US$ 4,473,874 (R$ 9,975,308) has an original interest rate above 7.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.60% per year.

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

b)                                     Funding and revolving credit lines

In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social — BNDES for a total amount of R$ 109,307 (US$ 49,023), to finance the acquisition of domestic equipment.

In July 4, 2013 (subsequent event) the Company contracted a new 5-year revolving credit facility in the amount of R$ 4,452 million (US$ 2 billion).

		Credit line
						Amounts drawn on
Financial Intitution	Contractual Currency	Date of agreement		Available until	Total amount available	June 30, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	6,689,100	—	—
Credit Lines
BNDES	R$	April 2008	(a)	10 years	7,300,000	3,793,700	3,581,809
Loans
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(b)	13 years	2,739,855	2,125,350	1,710,410
Export Development Canada (“EDC”)	US$	October 2010	(c)	10 years	2,229,700	2,173,958	1,992,413
BNDES
CLN 150	R$	September 2012	(d)	10 years	3,882,956	2,778,661	2,108,661
Programa de Sustentação do Investimento 2,50% (“PSI”)	R$	December 2012	(e)	10 years	181,978	181,978	—
PSI 3,00%	R$	June 2013	(f)	10 years	109,307	—	—

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

(a)                                 Memorandum of Understanding signature date, however the term of the financing projects is counted from the date of signature of each projects additive.

(b)                                 Acquisition of twelve large ore carriers from Chinese shipyards.

(c)                                  Financing investments in Canada and Canadian exports.

(d)                                 Capacitação Logística Norte 150 Project (CLN 150).

(e)                                  Acquisition of wagons by VLI Multimodal.

(f)                                   Acquisition of a domestic equipment.

These credit lines from Nexi, JBIC, K-Sure, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

c)                                      Guarantee

On June 30, 2013, R$ 3,424,342 (US$ 1,535,786 thousand) of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)                                     Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings before interests taxes, depreciation and amortization) and interest coverage. We have not identified any events of noncompliance as of June 30, 2013.

(A free translation of the original in Portuguese)

17.                              Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits, where required. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013					June 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	2,039,287	575,227	1,534,142	69,537	4,218,193	3,144,740
Additions	200,025	71,971	332,743	23,598	628,337	444,849
Reversals	(87,412)	(86,247)	(219,797)	(8,680)	(402,136)	(221,989)
Payments	(585,813)	(3,010)	(120,564)	(1,371)	(710,758)	(53,941)
Monetary adjustment	(54,040)	(37,122)	39,887	8,504	(42,771)	153,738
Transfer to assets held for sale	—	—	4,781	—	4,781	(2,723)
Balance at end of period	1,512,047	520,819	1,571,192	91,588	3,695,646	3,464,674

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013					June 30, 2012
Non-current liabilities	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	1,213,139	246,983	1,364,178	42,752	2,867,052	1,927,686
Additions	106,101	13,960	168,586	10,348	298,995	356,747
Reversals	(73,631)	(11,989)	(165,565)	(1,010)	(252,195)	(225,139)
Payments	(581,093)	(1,945)	(22,755)	(1,371)	(607,164)	(40,392)
Monetary adjustment	19,082	(16,969)	33,992	7,547	43,652	80,185
Balance at end of period	683,598	230,040	1,378,436	58,266	2,350,340	2,099,087

In July 10, 2013 (subsequent event) we paid R$55,854 of CFEM. During the six-month period ended on June 30, 2013, we paid R$529,714and as at June 30, 2013 and December 31, 2012, the total liability in relation to CFEM presented in the tax litigation on the table above was R$701,983 and R$1,060,022, respectively.

Judicial deposits are as follows:

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	948,530	888,609	582,150	549,190
Civil litigations	364,481	350,866	291,405	286,119
Labor litigations	1,972,410	1,844,550	1,754,907	1,629,107
Environmental litigations	11,203	10,952	9,912	9,661
Total	3,296,624	3,094,977	2,638,374	2,474,077

The Company is also involved in administrative and judicial litigations which the expectation of loss is considered possible, and accordingly, no provision has been recorded. These contingent liabilities are classified as follows:

	Consolidated		Parent Company
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	37,329,110	33,701,789	32,829,331	30,675,445
Civil litigations	2,590,443	2,295,914	2,078,817	1,783,647
Labor litigations	5,240,809	3,530,686	4,272,884	3,053,240
Environmental litigations	2,773,436	3,417,055	2,740,181	3,387,977
Total	47,933,798	42,945,444	41,921,213	38,900,309

The most relevant among tax cases classified as possible loss, refers to the process against Company for the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries and questioning the deductibility of social contribution on the basis of calculation of income tax. The restated amount for the process, the added interest and penalties, totaled at June 30, 2013 and December 31, 2012, R$ 30,305,054 and R$ 31,079,970, respectively.

(A free translation of the original in Portuguese)

18.                               Asset retirement obligation

The Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the discontinuation of use of fixed assets. Interest rates on long-term used to discount to present value and update the provision for June 30, 2013 and December 31, 2012 were 5.03% pa.

The change in the provision for asset retirement obligations are as follows:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balance at beginning of period	5,387,879	3,679,123	5,615,283	3,563,730
Increase expense	87,758	97,028	179,753	157,516
Setlement in the current period	(22,311)	(947)	(25,437)	(7,888)
Revisions in estimated cash flows	(303,094)	3,676	(558,478)	66,314
Translation adjustments for the period	185,246	96,823	124,357	96,031
Balance at end of period	5,335,478	3,875,703	5,335,478	3,875,703

Current	148,178	80,902	148,178	80,902
Non-current	5,187,300	3,794,801	5,187,300	3,794,801
	5,335,478	3,875,703	5,335,478	3,875,703

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Balance at beginning of period	1,625,324	1,130,923
Increase expense	67,865	44,822
Balance at end of period	1,693,189	1,175,745

Current	63,424	13,613
Non-current	1,629,765	1,162,132
	1,693,189	1,175,745

19.                               Deferred Income Tax and Social Contribution

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled R$ 58,864 (US$ 26,400) at June 30, 2013, R$ 54,766 (US$ 26,800) at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2013			June 30, 2012
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance beginning of the period	8,578,269	7,074,106	1,504,163	3,909,192	10,062,562	(6,153,370)
Net income effect	553,005	(159,599)	712,604	(254,713)	(4,530)	(250,183)
Subsidiary acquisition (sales)	—		—	—	(172,534)	172,534
Translation adjustment for the period	231,456	298,716	(67,260)	61,467	309,991	(248,524)
Reversal of deferred income tax	—	—	—	—	(2,533,411)	2,533,411
Other comprehensive income	105,334	(45,967)	151,301	22,919	(58,233)	81,152
Balance at end of period	9,468,064	7,167,256	2,300,808	3,738,865	7,603,845	(3,864,980)

(A free translation of the original in Portuguese)

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013			June 30, 2012
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance beginning of period	8,291,074	6,918,372	1,372,702	3,549,328	10,175,546	(6,626,218)
Net income effect	857,709	(184,836)	1,042,545	170,259	(89,696)	259,955
Subsidiary acquisition (sale)	—	—	—	—	(172,534)	172,534
Translation adjustment for the period	168,566	437,554	(268,988)	47,026	243,454	(196,428)
Reversal of deferred income tax	—	—	—	—	(2,533,411)	2,533,411
Comprehensive income	150,715	(3,834)	154,549	(27,748)	(19,514)	(8,234)
Balance at end of period	9,468,064	7,167,256	2,300,808	3,738,865	7,603,845	(3,864,980)

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
	Assets	Ativo
Balance at beginning of period	5,714,932	2,119,056
Net income effect	101,392	22,917
Other comprehensive income	150,715	(38,791)
Balance at end of period	5,967,039	2,103,182

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Income before tax and social contribution	610,358	3,003,623	8,563,261	10,537,685
Results of equity investments	(104,406)	(309,600)	(445,945)	(746,620)
	505,952	2,694,023	8,117,316	9,791,065
Income tax and social contribution at statutory rates - 34%	(172,024)	(915,968)	(2,759,887)	(3,328,962)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	626,936	670,248	1,253,872	1,340,496
Tax incentive	(33,934)	—	225,898	159,496
Results of overseas companies taxed by different rates which differs from the parent company rate	(345,224)	76,035	(184,324)	732,807
Recognition of allowance for tax loss carryforward	429,295	2,533,411	365,490	2,533,411
Others	(351,632)	(180,222)	(613,982)	(179,336)
Income tax and social contribution on the profit for the period	153,417	2,183,504	(1,712,933)	1,257,912

	Parent company (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Income before tax and social contribution	1,377,112	5,760,596	9,394,602	13,212,423
Results of equity investments	979,691	(2,808,293)	508,579	(5,267,314)
	2,356,803	2,952,303	9,903,181	7,945,109
Income tax and social contribution at statutory rates - 34%	(801,313)	(1,003,783)	(3,367,082)	(2,701,337)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	626,936	670,248	1,253,872	1,340,496
Tax incentive	(33,934)	—	225,898	159,385
Others (1)	(336,730)	(106,533)	(474,589)	21,102
Income tax and social contribution on the profit for the period	(545,041)	(440,068)	(2,361,901)	(1,180,354)

(1) Include mainly provisional tax on export sale.

During the period, there were no changes in tax incentives received by the Company.

(A free translation of the original in Portuguese)

20.          Employee Benefits Obligations

a)            Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute R$827 million to its consolidated pension plan and R$286 million to the Parent Company pension plan in 2013. Through June 30, 2013 it had contributed R$ 356,682 in de Consolidated and R$ 170,086 in the Parent Company. No significant changes are expected in relation to the disbursement estimated.

Costs recognized in the income statements for the period:

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2013			June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	24	65,033	23,871	12	45,677	14,885
Interest on expense on liabilities	157,050	217,239	51,932	150,741	196,734	48,750
Interest income on plan assets	(195,436)	(174,674)	—	(228,982)	(181,399)	—
Interest expense on effect of (asset ceiling) onerous liabilities	38,362	—	—	78,229	—	—
Total of cost, net	—	107,598	75,803	—	61,012	63,635

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013			June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	49	131,092	47,450	24	85,993	31,147
Interest on expense on liabilities	314,100	439,158	104,272	301,483	389,320	96,050
Interest income on plan assets	(390,872)	(349,553)	—	(457,964)	(364,611)	—
Interest expense on effect of (asset ceiling) onerous liabilities	76,723	—	—	156,457	11,466	—
Total of cost, net	—	220,697	151,722	—	122,168	127,197

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013			June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	49	53,041	—	24	25,836	3,548
Interest on expense on liabilities	314,100	183,434	27,973	301,483	160,713	23,018
Interest income on plan assets	(390,872)	(174,569)	—	(457,964)	(159,502)	—
Interest expense on effect of (asset ceiling) onerous liabilities	76,723	—	—	156,457	—	—
Total of cost, net	—	61,906	27,973	—	27,047	26,566

(i) Period adjusted according to note 4.

(ii) Company has not recorded in its balance sheet the assets and their counterpart from the actuarial valuation surplus plans, because there is no clear evidence in the realization of the asset.

(A free translation of the original in Portuguese)

Costs recognized in the statements of comprehensive income for the period:

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2013				June 30, 2012
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Return on plan assets (excluding interest income)	(84,670)	(409,393)	10,557	(483,506)	343,246	(71,666)	—	271,580
Change in asset ceiling/onerous liability	84,670	—	—	84,670	(343,246)	(38,769)	—	(382,015)
	—	(409,393)	10,557	(398,836)	—	(110,435)	—	(110,435)
Income tax	—	133,090	(2,609)	130,481	—	23,868	—	23,868
Comprehensive income for the period	—	(276,303)	7,948	(268,355)	—	(86,567)	—	(86,567)

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013				June 30, 2012
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Effect of adjustment of the experiment	—	—	—	—	—	(8,002)	—	(8,002)
Return on assets (excluding interest income)	(498,567)	(337,581)	10,557	(825,591)	395,222	187,414	—	582,636
Change in asset ceiling/onerous liability	498,567	—	—	498,567	(395,222)	(77,538)	—	(472,760)
	—	(337,581)	10,557	(327,024)	—	101,874	—	101,874
Income tax	—	126,302	(2,609)	123,693	—	(38,620)	—	(38,620)
Comprehensive income for the period	—	(211,279)	7,948	(203,331)	—	63,254	—	63,254

(i) Period adjusted according to note 4.

(ii) The Company has not recorded in its balance sheet the assets and their counterparts from the actuarial valuation of overfunded plans, because there is no clear evidence in the realization of the asset.

100% of overfunded pension plans are located in Brazil and 90% of underfunded pension plans are located outside of Brazil.

b) Incentive Plan in results

The Company, based on the Profit Sharing Program (“PPR”) allows defining, monitoring, evaluation and recognition of individual and collective performance of their employees. The calculation methodology for the calculation of the PPR is the same adopted on December 31, 2012.

The Company accrued expenses / costs related to profit sharing as follows:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Operational expenses	65,192	90,455	185,202	385,847
Cost of good sold	184,910	135,255	381,808	354,834
Total	250,102	225,710	567,010	740,681

c)             Long-Term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the ILP (long-term incentive plan) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the plan on June 30, 2013 and December 31, 2012 are 6,089,634 and 4,426,046, the total liability recorded of R$ 128,915 and R$177,790, respectively.

(A free translation of the original in Portuguese)

21.          Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	June 30, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale (d)	Total
Current
Cash and cash equivalents	13,126,350	—	—	—	13,126,350
Short-term investments	823,245	—	—	—	823,245
Derivative financial instruments	—	495,557	—	—	495,557
Accounts receivable from customers	10,952,344	—	—	—	10,952,344
Related parties	1,933,350	—	—	—	1,933,350
	26,835,289	495,557	—	—	27,330,846
Non current
Related parties	558,749	—	—	—	558,749
Loans and financing	543,861	—	—	—	543,861
Financial instruments - investments	—	—	—	3,981,748	3,981,748
Derivative financial instruments	—	222,210	—	—	222,210
	1,102,610	222,210	—	3,981,748	5,306,568
Total of Assets	27,937,899	717,767	—	3,981,748	32,637,414

Financial liabilities
Current
Suppliers and contractors	9,238,012	—	—	—	9,238,012
Derivative financial instruments	—	1,313,137	173,617	—	1,486,754
Current portion of long-term debt	7,136,323	—	—	—	7,136,323
Related parties	260,242	—	—	—	260,242
	16,634,577	1,313,137	173,617	—	18,121,331
Non current
Derivative financial instruments	—	3,096,255	45,930	—	3,142,185
Loans and financing	59,043,565	—	—	—	59,043,565
Related parties	147,705	—	—	—	147,705
Debentures	—	3,885,389	—	—	3,885,389
	59,191,270	6,981,644	45,930	—	66,218,844
Total of Liabilities	75,825,847	8,294,781	219,547	—	84,340,175

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 24(a).

(d) See note 12.

	Consolidated
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale (d)	Total
Current
Cash and cash equivalents	11,917,717	—	—	—	11,917,717
Short-term investments	—	505,857	—	—	505,857
Derivatives financial instruments	—	543,122	32,051	—	575,173
Accounts receivable from customers	13,884,663	—	—	—	13,884,663
Related parties	786,202	—	—	—	786,202
	26,588,582	1,048,979	32,051	—	27,669,612
Non current
Related parties	832,571	—	—	—	832,571
Loans and financing	501,726	—	—	—	501,726
Financial instruments - investments	—	—	—	14,378	14,378
Derivatives financial instruments	—	83,190	9,377	—	92,567
	1,334,297	83,190	9,377	14,378	1,441,242
Total of Assets	27,922,879	1,132,169	41,428	14,378	29,110,854

Financial liabilities
Current
Suppliers and contractors	9,255,150	—	—	—	9,255,150
Derivatives financial instruments	—	707,540	2,182	—	709,722
Current portion of long-term debt	7,092,878	—	—	—	7,092,878
Related parties	423,336	—	—	—	423,336
	16,771,364	707,540	2,182	—	17,481,086
Non current
Derivatives financial instruments	—	1,600,656	—	—	1,600,656
Loans and financing	54,762,976	—	—	—	54,762,976
Related parties	146,440	—	—	—	146,440
Debentures	—	3,378,845	—	—	3,378,845
	54,909,416	4,979,501	—	—	59,888,917
Total of Liabilities	71,680,780	5,687,041	2,182	—	77,370,003

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 24(a).

(d) See note 12.

(A free translation of the original in Portuguese)

	Parent Company
	June 30, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	2,249,717	—	2,249,717
Short-term investments	22,556	—	22,556
Derivatives financial instruments	—	436,988	436,988
Accounts receivable from customers	18,749,566	—	18,749,566
Related parties	1,977,980	—	1,977,980
	22,999,819	436,988	23,436,807
Non current
Related parties	952,440	—	952,440
Loans and financing	190,609	—	190,609
	1,143,049	—	1,143,049
Total of Assets	24,142,868	436,988	24,579,856

Financial liabilities
Current
Suppliers and contractors	3,630,136	—	3,630,136
Derivatives financial instruments	—	787,159	787,159
Current portion of long-term debt	5,607,740	—	5,607,740
Related parties	4,468,405	—	4,468,405
	13,706,281	787,159	14,493,440
Non current
Derivatives financial instruments	—	2,858,819	2,858,819
Loans and financing	28,632,255	—	28,632,255
Related parties	33,278,019	—	33,278,019
Debentures	—	3,885,389	3,885,389
	61,910,274	6,744,208	68,654,482
Total of Liabilities	75,616,555	7,531,367	83,147,922

(a)         Non-derivative financial instruments with determinable cash flow.

(b)         Financial instruments acquired with the purpose of trading in the short term.

	Parent Company
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	688,434	—	688,434
Short-term investments	—	43,428	43,428
Derivatives financial instruments	—	500,293	500,293
Accounts receivable from customers	21,838,539	—	21,838,539
Related parties	1,347,488	—	1,347,488
	23,874,461	543,721	24,418,182
Non current
Related parties	863,990	—	863,990
Loans and financing	187,862	—	187,862
Derivatives financial instruments	—	2,928	2,928
	1,051,852	2,928	1,054,780
Total of Assets	24,926,313	546,649	25,472,962

Financial liabilities
Current
Suppliers and contractors	4,178,494	—	4,178,494
Derivatives financial instruments	—	558,161	558,161
Current portion of long-term debt	5,327,849	—	5,327,849
Related parties	6,433,629	—	6,433,629
	15,939,972	558,161	16,498,133
Non current
Derivatives financial instruments	—	1,409,568	1,409,568
Loans and financing	26,867,240	—	26,867,240
Related parties	29,362,525	—	29,362,525
Debentures	—	3,378,845	3,378,845
	56,229,765	4,788,413	61,018,178
Total of Liabilities	72,169,737	5,346,574	77,516,311

(a)         Non-derivative financial instruments with determinable cash flow.

(b)         Financial instruments acquired with the purpose of trading in the short term.

(A free translation of the original in Portuguese)

22.          Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	Consolidated
	June 30, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	17,416	478,141	495,557	543,122
Derivatives designated as hedges	—	—	—	32,051
	17,416	478,141	495,557	575,173
Non-Current
Financial financial - investments	3,981,748	—	3,981,748	14,378
Derivatives at fair value through profit or loss	1,157	221,053	222,210	83,190
Derivatives designated as hedges	—	—	—	9,377
	3,982,905	221,053	4,203,958	106,945
Total of Assets	4,000,321	699,194	4,699,515	682,118

Financial Liabilities
Current
Derivatives at fair value through profit or loss	12,689	1,300,448	1,313,137	707,540
Derivatives designated as hedges	—	173,617	173,617	2,182
	12,689	1,474,065	1,486,754	709,722
Non-Current
Derivatives at fair value through profit or loss	1,233	3,095,022	3,096,255	1,600,656
Derivatives designated as hedges	—	45,930	45,930	—
Stockholders’ debentures	—	3,885,389	3,885,389	3,378,845
	1,233	7,026,341	7,027,574	4,979,501
Total of Liabilities	13,922	8,500,406	8,514,328	5,689,223

(i)                                     No classification according to the level 3.

	Parent Company
	June 30, 2013 (unaudited)		December 31, 2012
	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	436,988	436,988	500,293
	436,988	436,988	500,293
Non-Current
Derivatives at fair value through profit or loss	—	—	2,928
	—	—	2,928
Total of Assets	436,988	436,988	503,221

Financial Liabilities
Current
Derivatives at fair value through profit or loss	787,159	787,159	558,161
	787,159	787,159	558,161
Non-Current
Derivatives at fair value through profit or loss	2,858,819	2,858,819	1,409,568
Stockholders’ debentures	3,885,389	3,885,389	3,378,845
	6,744,208	6,744,208	4,788,413
Total of Liabilities	7,531,367	7,531,367	5,346,574

(i) No classification according to the level 1 and 3.

(A free translation of the original in Portuguese)

Additionally, we measure our loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	June 30, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	65,282,068	66,733,767	52,353,773	14,379,994
Perpetual notes (ii)	148,123	148,123	—	148,123

(i) Net interest of R$ 897.820

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to the level 3.

	Consolidated
	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	60,987,822	66,872,262	52,756,817	14,115,445
Perpetual notes (ii)	146,441	146,441	—	146,441

(i) Net interest of R$ 868,031

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to the level 3.

	Parent Company
	June 30, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	33,853,025	34,310,915	23,843,763	10,467,152

(i) Net interest of R$ 386.970

(a) No classification according to the level 3.

	Parent Company
	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	31,794,808	33,183,140	18,817,237	14,365,903

(i) Net interest of R$ 400,521

(a) No classification according to the level 3.

(A free translation of the original in Portuguese)

23.                              Stockholders’ Equity

a)                                    Capital

At June 30, 2013, the capital stock is R$75,000,000 as of represented below:

	June 30, 2013
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,716,482	636,806,550	1,315,523,032
FMP - FGTS	90,033,107	—	90,033,107
PIBB - BNDES	1,699,806	2,529,136	4,228,942
BNDESPar	206,378,881	67,342,071	273,720,952
Foreign institutional investors in the local market	275,646,662	462,328,524	737,975,186
Institutional investors	163,426,022	383,748,290	547,174,312
Retail investors in the country	53,316,995	394,627,343	447,944,338
Treasure stock	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)                                    Treasury stocks

As at June 30, 2013, the amount of treasury stocks was R$7,839,512, as of represented bellow:

					Acquisition price (R$)			Market value
Shares (thousands)	December 31, 2012	Addition	Reduction	June 30, 2013	Average	Low	High	June 30, 2013	December 31, 2012
Preferred	140,857,692	—	—	140,857,692	37.50	14.02	47.44	33.52	38.50
Common	71,071,482	—	—	71,071,482	35.98	20.07	54.83	35.20	39.58
Total	211,929,174	—	—	211,929,174

c)                                     Basic and diluted earnings per share

The  basic and diluted earnings per shares were calculated as follows:

	(unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2013	June 30, 2012		June 30, 2013	June 30, 2012
Net income from continuing operations attributable to the Company’s stockholders	832,071	5,320,528	(i)	7,032,701	12,032,069	(i)
Basic and diluted earnings per share:
Income available to preferred stockholders	317,717	2,012,188		2,685,356	4,579,249
Income available to common stockholders	514,354	3,308,340		4,347,345	7,452,820
Total	832,071	5,320,528		7,032,701	12,032,069

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,928,076		1,967,722	1,927,627
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,170,048		3,185,653	3,169,871
Total	5,153,375	5,098,124		5,153,375	5,097,498

Basic and diluted earnings per share
Basic earnings per preferred share	0.16	1.04		1.36	2.36
Basic earnings per common share	0.16	1.04		1.36	2.36

(i) Period adjusted according to note 4.

(A free translation of the original in Portuguese)

d)                                    Remuneration of stockholders

We present below the remuneration of stockholder paid in the six-month period ended June 30, 2013.

	Remuneration attributed to Stockholders
	Total amount	Amount per outstanding common or preferred share
2013 prepaid amount
First installment - April	4,452,750	0.864045420
Dividends	791,600	0.153608075
Interest on capital	3,661,150	0.710437345

24.                              Derivative financial instruments

a)                                    Effects of Derivatives on the Balance Sheet

	Consolidated
	Assets
	June 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	450,318	—	509,670	2,928
Eurobonds Swap	—	118,828	—	80,262
Pre dollar swap	21,707	—	33,439	—
	472,025	118,828	543,109	83,190
Commodities price risk
Nickel:
Fixed price program	17,416	1,158	—	—
Copper:
Purchased scrap protection program	352	—	13	—
Bunker Oil Hedge	5,764	—	—	—
	23,532	1,158	13	—
Option SLW (note 28)
Warrants	—	102,224	—	—

Derivatives designated as hedge
Strategic Nickel	—	—	25,950	—
Foreign exchange cash flow hedge	—	—	6,101	9,377
	—	—	32,051	9,377
Total	495,557	222,210	575,173	92,567

	Consolidated
	Liabilites
	June 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	981,699	2,872,474	695,130	1,430,575
Eurobonds Swap	68,173	—	9,008	36,637
Pre dollar swap	—	216,158	—	128,967
	1,049,872	3,088,632	704,138	1,596,179
Commodities price risk
Nickel:
Fixed price program	12,689	1,233	3,166	—
Natural gas	—	—	236	4,477
Bunker Oil Hedge	249,845	—	—	—
	262,534	1,233	3,402	4,477
Embedded derivatives
Gas	731	6,390	—	—
	731	6,390	—	—
Derivatives designated as hedge
Bunker Oil Hedge	112,155	—	2,182	—
Foreign exchange cash flow hedge	61,462	45,930	—	—
	173,617	45,930	2,182	—
Total	1,486,754	3,142,185	709,722	1,600,656

(A free translation of the original in Portuguese)

	Parent Company
	Assets
	June 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	415,281	—	466,854	2,928
Pre dollar swap	21,707	—	33,439	—
Total	436,988	—	500,293	2,928

	Parent Company
	Liabilites
	June 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	787,159	2,642,661	558,161	1,280,601
Pre dollar swap	—	—	—	128,967
Floating US$ vs. Pre Dollar swap	—	216,158	—	—
Total	787,159	2,858,819	558,161	1,409,568

b)                                     Effects of derivatives in the statement of income

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,692,476)	(790,620)	(1,402,688)	(425,516)
Eurobonds Swap	83,335	(70,231)	5,567	(37,007)
Treasury future	—	—	—	15,221
Pre dollar swap	(97,479)	(30,070)	(80,306)	(8,975)
	(1,706,620)	(890,921)	(1,477,427)	(456,277)
Commodities price risk
Nickel
Fixed price program	2,787	16,484	5,762	8,484
Purchased scrap protection program	592	501	1,088	(134)
Bunker Oil Hedge	(210,455)	—	(240,166)	—
	(207,076)	16,985	(233,316)	8,350
Option SLW (note 28)
Warrants	(97,656)	—	(111,684)	—
	(97,656)	—	(111,684)	—
Embedded derivatives
Gas	(1,099)	—	(1,612)	—
	(1,099)	—	(1,612)	—
Derivatives designated as hedge
Bunker Oil Hedge	(26,186)	—	(26,186)	—
Strategic Nickel	—	70,469	25,794	163,225
Foreign exchange cash flow hedge	(8,527)	(933)	(513)	(628)
	(34,713)	69,536	(905)	162,597
Total	(2,047,164)	(804,400)	(1,824,944)	(285,330)

Financial income	86,714	115,469	451,194	643,174
Financial expenses	(2,133,878)	(919,869)	(2,276,138)	(928,504)
Total	(2,047,164)	(804,400)	(1,824,944)	(285,330)

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,331,277)	(403,474)
Pre dollar swap	(80,306)	(8,975)
	(1,411,583)	(412,449)
Derivatives designated as hedge
Foreign exchange cash flow hedge	11,520	—
	11,520	—
Total	(1,400,063)	(412,449)

Financial income	294,187	272,927
Financial expenses	(1,694,250)	(685,376)
Total	(1,400,063)	(412,449)

(A free translation of the original in Portuguese)

c)                                      Effects of derivatives as Cash Flow hedge

	Consolidated (unaudited)
	(Inflows)/ Outflows
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(190,922)	(364,027)	(358,217)	(593,501)
EuroBonds Swap	—	—	—	6,628
Treasury future	—	—	—	(5,763)
Pre dollar swap	(9,211)	(9,066)	(18,616)	(16,288)
	(200,133)	(373,093)	(376,833)	(608,924)
Risk of product prices
Nickel
Fixed price program	(3,419)	(10,608)	—	(72)
Copper
Purchased scrap protection program	(703)	(342)	—	50
Bunker Oil Hedge	23,636	—	—	(7,047)
	19,514	(10,950)	—	(7,069)
Derivatives designated as hedges
Bunker Oil Hedge	26,186	—	26,186	—
Strategic Nickel	—	(70,469)	(25,794)	(163,225)
Foreign exchange cash flow hedge	8,527	934	479	629
	34,713	(69,535)	871	(162,596)
Total	(145,906)	(453,578)	(375,962)	(778,589)

Gains (losses) unrealized derivative	(2,193,070)	(1,257,978)	(2,167,936)	(1,063,919)

	Parent company (unaudited)
	(Inflows)/ Outflows
	Six-month period ended
	June 30, 2013	June 30, 2012
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(314,281)	(379,666)
Pre dollar swap	(18,616)	(16,288)
	(332,897)	(395,954)
Derivatives designated as hedges
Foreign exchange cash flow hedge	(11,520)	—
	(11,520)	—
Total	(344,417)	(395,954)

Gains (losses) unrealized derivative	(1,744,480)	(808,403)

d)                                     Effects of derivatives designated as hedge

i.                                         Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Six-month period ended (unaudited)
	Parent Company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	(89,389)	(158)	(123,848)	(213,395)	—	(213,395)
Reclassification to results due to realization	479	(25,794)	26,186	871	—	871
Net change in June 30, 2013	(88,910)	(25,952)	(97,662)	(212,524)	—	(212,524)

Fair value measurements	(56,686)	42,988	(26,991)	(40,689)	—	(40,689)
Reclassification to results due to realization	629	(163,224)	—	(162,595)	—	(162,595)
Net change in June 30, 2012	(56,057)	(120,236)	(26,991)	(203,284)	—	(203,284)

(A free translation of the original in Portuguese)

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of June 30, 2013 is lower than R$ 1 million.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of June 30, 2013, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

BRL/USD Exchange Rate Adopted in Fair Value Calculation

According with accounting principles, the fair values of derivative instruments originally negotiated in American dollar were transform in BRL values with the objective of publish in the Vale’s official currency using PTAX (sell) published by BACEN to July 01, 2013, that is 2.2297.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                  CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013		December 31, 2012		Index	rate	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013	2014	2015	2016 - 2017

CDI vs. fixed rate swap
Receivable	R$	8.184	R$	8.184	CDI	106,33%	8.424	8.399	287
Payable	US$	4.423	US$	4.425	US$+	3,64%	(10.123)	(9.468)	(161)
Net							(1.699)	(1.069)	126	110	(861)	77	(311)	(604)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103,50%	445	443	16
Payable	US$	250	US$	250	Libor +	0,99%	(569)	(525)	(5)
Net							(124)	(82)	11	7	12	31	(167)	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

(A free translation of the original in Portuguese)

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                  TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013		December 31, 2012		Index	rate	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013	2014	2015	2016-2019
Swap TJLP vs. fixed rate swap
Receivable	R$	3.215	R$	3.268	TJLP +	1,38%	5.514	4.585	1.355
Payable	US$	1.720	US$	1.694	USD +	2,09%	(6.906)	(4.960)	(1.142)
Net							(1.392)	(375)	213	98	92	(56)	(160)	(1.268)

Swap TJLP vs. floating rate swap
Receivable	R$	626	R$	626	TJLP +	0,90%	534	576	23
Payable	US$	356	US$	356	Libor +	-1,15%	(723)	(662)	(3)
Net							(189)	(86)	20	11	19	(84)	2	(126)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013		December 31, 2012		Index	rate	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013	2014	2015	2016 - 2021
R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	805	R$	795	Fix	4,66%	712	733	43
Payable	US$	444	US$	442	US$-	-1,01%	(906)	(829)	(24)
Net							(194)	(96)	19	12	14	8	(52)	(164)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•                  EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013		December 31, 2012		Index	Average rate	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2014	2015	2016 - 2023
Receivable		€1.000		€1.000	EUR	4,063%	3.208	3.108	81
Payable	US$	1.288	US$	1.288	US$	4,511%	(3.157)	(3.073)	(91)
Net							51	35	(10)	30	(68)	(5)	124

(1)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

(A free translation of the original in Portuguese)

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                  Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

											R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013		December 31, 2012		Buy/ Sell	(CAD/USD)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013	2014	2015	2016
Forward	CAD	1.121	CAD	1.362	B	1,015	(107)	15	—	20	(33)	(52)	(22)	(0)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013

Nickel Futures	144	210	S	17.473	0,6	0	0,5	0,1	0,6

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013	2014

Nickel Futures	5.238	—	B	15.374	(19)	—	(6,3)	3,6	(14)	(5)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

(A free translation of the original in Portuguese)

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/lbs)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013

Forward	892.872	937.517	S	3,41	0,6	0,01	0,8	0,1	0,6

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Copper price

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013

Forward	1.770.000	—	B	634	(194)	—	(37)		(194)
Call	690.000	—	B	650	6	—	—		6
Put	690.000	—	S	597	(38)	—	(1)		(38)
					(226)	—	(38)	40	(226)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013

Forward	930.000	—	B	632	(97)	—	(38,7)	16	(97)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

(A free translation of the original in Portuguese)

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

									R$ million
	Notional ($million)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/stock)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2023

Call Option	10	—	B	65	102	—	—	12	102

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in June 30, 2013:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013

Nickel Forwards	1.913	2.475	S	14.997	(2,9)	2,0	(4,3)
Copper Forwards	4.948	7.272		7.157	(1,7)	0,9	(2,5)
Total					(4,8)	2,9	(6,8)	3	(4,8)

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

									R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	June 30, 2013	December 31, 2012	June 30, 2013	June 30, 2013	2013	2014	2015	2016

Call Options	746.667	746.667	S	179,36	(7,1)	(4,7)	—	6	(0,2)	(2,0)	(3,8)	(1,1)

Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for June 30, 2013 were calculated using June 28 market data inasmuch June 30 is not considered work day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,680.00	DEC13	13,778.17	JUN14	13,900.69
JUL13	13,666.68	JAN14	13,798.31	JUN15	14,143.13
AUG13	13,690.22	FEB14	13,816.46	JUN16	14,355.29
SEP13	13,713.63	MAR14	13,838.49	JUN17	14,554.87
OCT13	13,735.65	APR14	13,858.59
NOV13	13,756.57	MAY14	13,878.99

(A free translation of the original in Portuguese)

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.05	DEC13	3.07	JUN14	3.09
JUL13	3.06	JAN14	3.07	JUN15	3.12
AUG13	3.06	FEB14	3.07	JUN16	3.15
SEP13	3.06	MAR14	3.08	JUN17	3.17
OCT13	3.06	APR14	3.08
NOV13	3.07	MAY14	3.08

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	588.00	DEC13	583.50	JUN14	579.08
JUL13	583.74	JAN14	583.06	JUN15	568.73
AUG13	586.06	FEB14	582.65	JUN16	562.92
SEP13	585.77	MAR14	581.81	JUN17	563.67
OCT13	584.88	APR14	580.97
NOV13	583.91	MAY14	580.10

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/13	1.00	10/01/15	1.89	04/02/18	3.20
09/02/13	0.95	01/04/16	1.96	07/02/18	3.33
10/01/13	1.29	04/01/16	2.04	10/01/18	3.46
01/02/14	1.52	07/01/16	2.10	01/02/19	3.54
04/01/14	1.59	10/03/16	2.26	04/01/19	3.64
07/01/14	1.63	01/02/17	2.40	07/01/19	3.72
10/01/14	1.70	04/03/17	2.55	10/01/19	3.82
01/02/15	1.74	07/03/17	2.67	01/02/20	3.90
04/01/15	1.80	10/02/17	2.89	01/04/21	4.18
07/01/15	1.81	01/02/18	3.06	01/03/22	4.56

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.20	US$6M	0.33	US$11M	0.35
US$2M	0.24	US$7M	0.34	US$12M	0.36
US$3M	0.27	US$8M	0.34	US$2Y	0.52
US$4M	0.30	US$9M	0.35	US$3Y	0.85
US$5M	0.32	US$10M	0.35	US$4Y	1.26

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/13	5.00	10/01/15	5.00	04/02/18	5.00
09/02/13	5.00	01/04/16	5.00	07/02/18	5.00
10/01/13	5.00	04/01/16	5.00	10/01/18	5.00
01/02/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	01/04/21	5.00
07/01/15	5.00	01/02/18	5.00	01/03/22	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/13	8.11	10/01/15	10.46	04/02/18	11.20
09/02/13	8.24	01/04/16	10.67	07/02/18	11.23
10/01/13	8.45	04/01/16	10.81	10/01/18	11.21
01/02/14	8.93	07/01/16	10.82	01/02/19	11.20
04/01/14	9.17	10/03/16	10.93	04/01/19	11.21
07/01/14	9.41	01/02/17	11.02	07/01/19	11.23
10/01/14	9.62	04/03/17	11.05	10/01/19	11.24
01/02/15	9.87	07/03/17	11.09	01/02/20	11.25
04/01/15	10.03	10/02/17	11.13	01/04/21	11.29
07/01/15	10.27	01/02/18	11.16	01/03/22	11.34

(A free translation of the original in Portuguese)

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.07	EUR6M	0.34	EUR11M	0.43
EUR2M	0.11	EUR7M	0.37	EUR12M	0.44
EUR3M	0.15	EUR8M	0.39	EUR2Y	0.61
EUR4M	0.24	EUR9M	0.41	EUR3Y	0.80
EUR5M	0.30	EUR10M	0.42	EUR4Y	1.04

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.40	CAD11M	1.35
CAD2M	1.25	CAD7M	1.38	CAD12M	1.34
CAD3M	1.28	CAD8M	1.37	CAD2Y	1.59
CAD4M	1.34	CAD9M	1.36	CAD3Y	1.85
CAD5M	1.37	CAD10M	1.35	CAD4Y	2.13

Currencies - Ending rates

CAD/US$	0.9513	US$/BRL	2.2156	EUR/US$	1.3005

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of June 30, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at June 28 , 2013;

•                  Scenario I: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying risk factors;

•                  Scenario II: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying risk factors;

•                  Scenario III: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying risk factors;

•                  Scenario IV: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying risk factors;

Sensitivity Analysis — Summary of the USD/BRL fluctuation — Debt, Cash Investments and Derivatives

			Amounts in R$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(10.588)	10.588	(21.176)	21.176
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	2.546	(2.546)	5.093	(5.093)
Derivatives (1)	Consolidated derivatives portfolio	USD/BRL fluctuation	(4.883)	4.883	(9.768)	9.768
Net result			(12.924)	12.924	(25.852)	25.852

(1) - Detailed information of derivatives are described below.

(A free translation of the original in Portuguese)

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(1,699)	(2,531)	2,531	(5,061)	5,061
		USD interest rate inside Brazil variation		(75)	73	(152)	143
		Brazilian interest rate fluctuation		(21)	19	(43)	36
		USD Libor variation		(1)	1	(1)	1
		USD/BRL fluctuation		(142)	142	(285)	285
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	(124)	(1)	0	(1)	1
		USD Libor variation		(0.03)	0.03	(0.06)	0.05
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(1,392)	(1,726)	1,726	(3,453)	3,453
		USD interest rate inside Brazil variation		(146)	137	(304)	266
		Brazilian interest rate fluctuation		417	(367)	893	(693)
		TJLP interest rate fluctuation		(209)	205	(421)	406
		USD/BRL fluctuation		(181)	181	(362)	362
		USD interest rate inside Brazil variation		(16)	15	(33)	29
	TJLP vs. USD floating rate swap	Brazilian interest rate fluctuation	(189)	38	(33)	81	(62)
		TJLP interest rate fluctuation		(19)	19	(39)	37
		USD Libor variation		9	(9)	19	(19)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		USD/BRL fluctuation		(226)	226	(453)	453
	BRL fixed rate vs. USD	USD interest rate inside Brazil variation	(194)	(12)	12	(26)	23
		Brazilian interest rate fluctuation		41	(37)	87	(71)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	51	13	(13)	25	(25)
		EUR/USD fluctuation		(802)	802	(1,604)	1,604
		EUR Libor variation		65	(60)	136	(115)
		USD Libor variation		(79)	70	(167)	134
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	802	(802)	1,604	(1,604)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/BRL fluctuation	(107)	(27)	27	(54)	54
		USD/CAD fluctuation		(612)	612	(1,225)	1,225
		CAD Libor variation		9	(8)	17	(17)
		USD Libor variation		(3)	3	(6)	6
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	612	(612)	1,225	(1,225)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program		Nickel price fluctuation		1.1	(1.1)	2.2	(2.2)
	Sale of nickel future/forward contracts	Libor USD fluctuation	0.6	0	(0)	0	(0)
		USD/BRL fluctuation		0.1	(0.1)	0.3	(0.3)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1.1)	1.1	(2)	2

		Nickel price fluctuation		(41)	41	(81)	81
Nickel fixed price program	Purchase of nickel future/forward contracts	Libor USD fluctuation	(19)	(0.1)	0.1	(0.1)	0.1
		USD/BRL fluctuation		(5)	5	(9)	9
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	41	(41)	81	(81)

Copper Scrap Purchase Protection Program		Copper price fluctuation		1.1	(1.1)	2.1	(2.1)
	Sale of copper future/forward contracts	Libor USD fluctuation	0.6	0	(0)	0	(0)
		USD/BRL fluctuation		0.2	(0.2)	0.3	(0.3)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1.1)	1.1	(2)	2

Bunker Oil Purchase Protection Program		Bunker Oil price fluctuation		(788)	744	(1,594)	1,543
	Bunker Oil forward and Options	Libor USD fluctuation	(226)	(1)	1	(1)	1
		USD/BRL fluctuation		(57)	57	(113)	113
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	788	(744)	1,594	(1,543)

Bunker Oil Hedge Protection Program		Bunker Oil price fluctuation		(303)	303	(606)	606
	Bunker Oil forward	Libor USD fluctuation	(97)	(0.3)	0.3	(0.5)	0.5
		USD/BRL fluctuation		(24)	24	(49)	49
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	303	(303)	606	(606)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(41)	48	(74)	101
	10 million of SLW warrants	Libor USD fluctuation	102	(5)	5	(10)	9
		USD/BRL fluctuation		26	(26)	51	(51)
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	41	(48)	74	(101)

(A free translation of the original in Portuguese)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(2.9)	15	(15)	29	(29)
		USD/BRL fluctuation		(1)	1	(1)	1

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(1.7)	19	(19)	37	(37)
		USD/BRL fluctuation		(0.4)	0.4	(0.8)	0.8

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(7.1)	5	(10)	7	(27)
		USD/BRL fluctuation		(1.8)	1.8	(3.6)	3.6

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	12	(12)	24	(24)
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	66	(66)	131	(131)
Cash Investments	Cash denominated in GBP	GBP/BRL fluctuation	5	(5)	10	(10)
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	36	(36)	71	(71)
Cash Investments	Cash denominated in Other Currencies	Other Currencies fluctuation	28	(28)	55	(55)

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(10,588)	10,588	(21,176)	21,176
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	2,546	(2,546)	5,093	(5,093)
Derivatives¹	Consolidated derivatives portfolio	USD/BRL fluctuation	(4,883)	4,883	(9,768)	9,768
Net result			(12,924)	12,924	(25,852)	25,852

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of June 30, 2013.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa2	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of China	A1	A
Bank of Nova Scotia	Aa2	A+
Banpara	—	—
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	—
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Goldman Sachs	A3	A-
HSBC	Aa3	A+
Itau Unibanco	Baa1	BBB
JP Morgan Chase & Co	A2	A
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Standard Bank	Baa2	—
Standard Chartered	A2	A+

* Long Term Rating / LT Foreign Issuer Credit

(A free translation of the original in Portuguese)

25.          Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)            Results by segment

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2013
	Bulk Materials	Base Metals	Fertilizers	General Cargo logistic	Others	Total
Results
Net operating revenue	16,454,320	3,493,128	1,564,745	762,077	597,035	22,871,305
Cost and expenses	(7,452,644)	(2,642,785)	(1,493,475)	(644,028)	(899,741)	(13,132,673)
Depreciation, depletion and amortization	(999,520)	(913,941)	(215,333)	(82,237)	(18,243)	(2,229,274)
Operating income	8,002,156	(63,598)	(144,063)	35,812	(320,949)	7,509,358

Financial results, net	(7,169,908)	49,950	(67,344)	34,330	149,566	(7,003,406)
Equity results from joint venture and associates	169,297	(6,369)	—	46,755	(105,277)	104,406
Income tax and social contribution	21,512	52,882	129,826	(18,178)	(32,625)	153,417
Net income of the period	1,023,057	32,865	(81,581)	98,719	(309,285)	763,775

Net loss attributable to noncontrolling interests	(11,519)	(4,398)	(10,659)	—	(41,720)	(68,296)
Income attributable to the company’s stockholders	1,034,576	37,263	(70,922)	98,719	(267,565)	832,071

Sales classified by geographic area:
America, except United States	389,259	494,133	27,466	—	20,717	931,575
United States of America	204	571,500	23	—	171,065	742,792
Europe	2,816,289	1,256,270	73,243	—	187	4,145,989
Middle East/Africa/Oceania	1,032,362	43,991	7,709	—	—	1,084,062
Japan	2,171,129	308,577	—	—	—	2,479,706
China	7,031,799	385,500	—	—	—	7,417,299
Asia, except Japan and China	1,504,639	344,831	13,731	—	785	1,863,986
Brazil	1,508,639	88,326	1,442,573	762,077	404,281	4,205,896
Net revenue	16,454,320	3,493,128	1,564,745	762,077	597,035	22,871,305

	Consolidated (unaudited)
	Three-month period ended
	June 30, 2012
	Bulk Materials	Base Metals	Fertilizers	Genenal Cargo Logistics	Others	Total
Results
Net operating revenue	18,530,064	3,487,591	1,709,169	689,261	166,787	24,582,872
Cost and expenses	(8,117,178)	(3,320,163)	(1,401,338)	(675,449)	(429,453)	(13,943,581)
Loss on sale of assets	(768,236)	—	—	—	—	(768,236)
Depreciation, depletion and amortization	(921,632)	(780,660)	(224,251)	(106,417)	(7,023)	(2,039,983)
Operating income	8,723,018	(613,232)	83,580	(92,605)	(269,689)	7,831,072

Financial results, net	(5,069,154)	70,678	(83,873)	(43,020)	(11,680)	(5,137,049)
Equity results from join ventures and associates	381,197	(3,303)	—	27,721	(96,015)	309,600
Income tax and social contribution	(327,505)	29,326	2,478,997	5,775	(3,089)	2,183,504
Net income of the period	3,707,556	(516,531)	2,478,704	(102,129)	(380,473)	5,187,127

Net loss attributable to noncontrolling interests	(45,818)	(105,130)	47,695	—	(30,148)	(133,401)
Income attributable to the company’s stockholders	3,753,374	(411,401)	2,431,009	(102,129)	(350,325)	5,320,528

Sales classified by geographic area:
America, except United States	418,860	498,615	34,282	—	6,920	958,677
United States of America	103,373	674,482	22,691	—	283	800,829
Europe	3,533,960	936,723	71,575	—	18,153	4,560,411
Middle East/Africa/Oceania	768,165	37,448	2,924	—	—	808,537
Japan	2,098,575	397,341	—	—	9,719	2,505,635
China	8,146,465	516,006	—	—	—	8,662,471
Asia, except Japan and China	1,799,870	426,192	28,372	—	—	2,254,434
Brazil	1,660,796	784	1,549,325	689,261	131,712	4,031,878
Net revenue	18,530,064	3,487,591	1,709,169	689,261	166,787	24,582,872

(i) Period adjusted according to note 4.

(A free translation of the original in Portuguese)

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2013
	Bulk Materials	Base Metals	Fertilizers	General Cargo Logistics	Others	Total
Results
Net operating revenue	32,194,148	7,167,129	3,002,871	1,334,025	974,097	44,672,270
Cost and expenses	(14,384,701)	(4,940,435)	(2,766,842)	(1,243,637)	(1,226,984)	(24,562,599)
Depreciation, depletion and amortization	(1,826,728)	(1,842,876)	(453,505)	(160,196)	(39,641)	(4,322,946)
Operating income	15,982,719	383,818	(217,476)	(69,808)	(292,528)	15,786,725

Financial results, net	(7,779,555)	143,995	(82,739)	(671)	49,561	(7,669,409)
Equity results from joint venture and associates	499,555	(12,265)	—	80,257	(121,602)	445,945
Income tax and social contribution	(1,771,320)	2,524	133,687	(27,610)	(50,214)	(1,712,933)
Net income of the period	6,931,399	518,072	(166,528)	(17,832)	(414,783)	6,850,328

Net loss attributable to noncontrolling interests	(59,247)	(60,509)	228	—	(62,845)	(182,373)
Income attributable to the company’s stockholders	6,990,646	578,581	(166,756)	(17,832)	(351,938)	7,032,701

Sales classified by geographic area:
America, except United States	756,651	1,113,824	49,449	—	20,717	1,940,641
United States of America	6,501	1,145,976	23	—	221,876	1,374,376
Europe	5,637,110	2,493,696	139,503	—	207	8,270,516
Middle East/Africa/Oceania	1,897,355	78,517	22,441	—	295	1,998,608
Japan	2,894,502	579,281	—	—	—	3,473,783
China	15,382,456	884,934	—	—	—	16,267,390
Asia, except Japan and China	2,653,893	775,260	39,455	—	803	3,469,411
Brazil	2,965,680	95,641	2,752,000	1,334,025	730,199	7,877,545
Net revenue	32,194,148	7,167,129	3,002,871	1,334,025	974,097	44,672,270

	Consolidated (unaudited)
	Six-month period ended
	June 30, 2012
	Bulk Materials	Base Metals	Fertilizers	General cargo logistic	Others	Total
Results
Net operating revenue	33,727,572	6,624,271	3,090,922	1,282,860	318,338	45,043,963
Cost and expenses	(15,068,352)	(5,888,218)	(2,516,550)	(1,286,853)	(954,960)	(25,714,933)
Loss on sale of assets	(768,236)	—	—	—	—	(768,236)
Depreciation, depletion and amortization	(1,741,078)	(1,442,957)	(422,809)	(220,771)	(10,130)	(3,837,745)
Operating income	16,149,906	(706,904)	151,563	(224,764)	(646,752)	14,723,049

Financial results, net	(4,879,832)	80,379	(76,231)	(59,943)	3,643	(4,931,984)
Equity results from joint venture and associates	820,849	(5,845)	—	80,430	(148,814)	746,620
Income tax and social contribution	(1,173,980)	3,319	2,461,868	(22,995)	(10,300)	1,257,912
Net income of the period	10,916,943	(629,051)	2,537,200	(227,272)	(802,223)	11,795,597

Net loss attributable to noncontrolling interests	(69,709)	(210,388)	79,417	—	(35,792)	(236,472)
Income attributable to the company’s stockholders	10,986,652	(418,663)	2,457,783	(227,272)	(766,431)	12,032,069

Sales classified by geographic area:
America, except United States	738,999	942,898	58,084	64,646	26,363	1,830,990
United States of America	153,678	1,320,117	62,221	—	1,242	1,537,258
Europe	5,938,513	1,772,455	149,222	—	42,774	7,902,964
Middle East/Africa/Oceania	1,339,956	128,091	2,924	—	—	1,470,971
Japan	4,197,884	660,224	—	—	12,912	4,871,020
China	15,028,685	786,987	—	—	—	15,815,672
Asia, except Japan and China	2,979,237	890,352	57,447	—	3,992	3,931,028
Brazil	3,350,620	123,147	2,761,024	1,218,214	231,055	7,684,060
Net revenue	33,727,572	6,624,271	3,090,922	1,282,860	318,338	45,043,963

(i) Period adjusted according to note 4.

(A free translation of the original in Portuguese)

	June 30, 2013 (unaudited)
	Three-month period ended
	Net operating revenues	Cost	Expenses	Research and Development	Pre-Operating and stopped operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	12,607,635	(4,394,388)	(520,049)	(142,367)	(155,761)	7,395,070	(716,677)	6,678,393	82,677,276	2,968,027	209,592
Pellets	3,013,439	(1,199,739)	(79,606)	(6,406)	(70,748)	1,656,940	(99,305)	1,557,635	4,303,321	67,034	1,652,208
Ferroalloys and manganese	197,791	(160,081)	5,542	(283)	—	42,969	(10,617)	32,352	610,938	8,673	—
Coal	526,361	(530,715)	(112,370)	(8,202)	(19,267)	(144,193)	(99,930)	(244,123)	8,495,157	499,650	684,518
Others Ferrous products and services	109,094	(62,555)	4,351	—	—	50,890	(72,991)	(22,101)	—	—	—
	16,454,320	(6,347,478)	(702,132)	(157,258)	(245,776)	9,001,676	(999,520)	8,002,156	96,086,692	3,543,384	2,546,318
Base Metals
Nickel and other products (b)	2,810,719	(1,769,593)	214,132	(75,532)	(390,218)	789,508	(825,809)	(36,301)	65,767,231	1,024,183	51,283
Copper (c)	682,409	(547,785)	(31,359)	(37,401)	(4,848)	61,016	(88,132)	(27,116)	9,106,095	197,493	535,128
Others base metals products	—	—	(181)	—	—	(181)	—	(181)	—	—	—
	3,493,128	(2,317,378)	182,592	(112,933)	(395,066)	850,343	(913,941)	(63,598)	74,873,326	1,221,676	586,411
Fertilizers
Potash	96,010	(67,966)	(25,074)	(4,789)	(154,826)	(156,645)	(10,952)	(167,597)	5,255,403	79,689	—
Phosphates	1,164,095	(918,570)	(37,350)	(5,512)	(15,076)	187,587	(156,004)	31,583	17,168,690	212,198	—
Nitrogen	259,486	(235,507)	(24,350)	(933)	(3,522)	(4,826)	(48,377)	(53,203)	—	—	—
Others fertilizers products	45,154	—	—	—	—	45,154	—	45,154	671,140	—	—
	1,564,745	(1,222,043)	(86,774)	(11,234)	(173,424)	71,270	(215,333)	(144,063)	23,095,233	291,887	—
General Cargo Logistics	762,077	(552,917)	(86,454)	(4,657)	—	118,049	(82,237)	35,812	6,860,787	527,142	1,422,549
Others	597,035	(418,647)	(443,983)	(37,111)	—	(302,706)	(18,243)	(320,949)	4,725,138	249,883	3,861,399
	22,871,305	(10,858,463)	(1,136,751)	(323,193)	(814,266)	9,738,632	(2,229,274)	7,509,358	205,641,176	5,833,972	8,416,677

(a) The cost of Iron ore includes R$1,290,268 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

(A free translation of the original in Portuguese)

	June 30, 2012 (unaudited)
	Three-month period ended
	Net operating revenues	Cost	Expenses	Research and Development	Pre-Operating and stopped operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	13,876,268	(4,543,516)	(669,854)	(296,662)	—	8,366,236	(695,748)	7,670,488	65,611,050	2,356,704	211,305
Pellets	3,760,387	(1,428,013)	—	—	(90,235)	2,242,139	(106,410)	2,135,729	4,154,537	330,303	1,979,490
Ferroalloys and manganese	350,865	(255,879)	(46,142)	(1,330)	—	47,514	(38,780)	8,734	499,420	247,221	—
Coal	542,544	(536,997)	(197,893)	(38,877)	(11,780)	(243,003)	(80,694)	(323,697)	8,414,530	895,669	528,263
	18,530,064	(6,764,405)	(913,889)	(336,869)	(102,015)	10,412,886	(921,632)	9,491,254	78,679,538	3,829,898	2,719,058
Base Metals
Nickel and other products (b)	3,034,001	(1,995,647)	(328,375)	(158,836)	(409,110)	142,033	(747,836)	(605,803)	63,070,176	1,367,821	37,875
Copper (c)	453,590	(348,625)	6,329	(81,974)	(3,927)	25,393	(32,824)	(7,431)	8,707,019	589,683	464,472
	3,487,591	(2,344,272)	(322,046)	(240,810)	(413,037)	167,426	(780,660)	(613,234)	71,777,195	1,957,503	502,348
Fertilizers
Potash	148,206	(88,963)	(12,484)	(29,604)	—	17,155	(16,650)	505	2,803,517	87,135	—
Phosphates	1,199,692	(887,377)	(72,010)	(16,659)	(25,523)	198,123	(163,412)	34,711	16,252,041	40,528	—
Nitrogen	328,285	(244,157)	(24,561)	—	—	59,567	(44,189)	15,378	1,058,532	—	—
Others fertilizers products	32,986	—	—	—	—	32,986	—	32,986	672,526	—	—
	1,709,169	(1,220,497)	(109,055)	(46,263)	(25,523)	307,831	(224,251)	83,580	20,786,615	127,663	—
General Cargo Logistics	689,261	(543,395)	(127,941)	(4,113)	—	13,812	(106,417)	(92,605)	10,241,094	316,119	1,301,719
Others	166,787	(141,263)	(208,305)	(79,883)	—	(262,664)	(7,023)	(269,687)	3,814,313	310,040	11,514,138
	24,582,872	(11,013,832)	(1,681,236)	(707,938)	(540,575)	10,639,291	(2,039,983)	(8,599,308)	185,298,755	6,541,223	16,037,262
Loss on sale of assets		—	(768,236)	—	—	(768,236)	—	(768,236)	—	—	—
	24,582,872	(11,013,832)	(2,449,472)	(707,938)	(540,575)	9,871,055	(2,039,983)	7,831,072	185,298,755	6,541,223	16,037,262

(a) The cost of Iron ore includes R$1,166,525 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Period adjusted according to note 4.

(A free translation of the original in Portuguese)

	June 30, 2013 (unaudited)
	Six-month period ended
	Net operating revenues	Cost	Expenses	Research and Development	Pre-Operating and stopped operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	24,844,534	(8,312,371)	(1,190,825)	(266,708)	(254,612)	14,820,018	(1,314,390)	13,505,628	82,677,276	6,715,603	209,592
Pellets	5,821,114	(2,119,812)	(79,606)	(11,671)	(142,742)	3,467,283	(177,897)	3,289,386	4,303,321	206,870	1,652,208
Ferroalloys and manganese	431,689	(310,687)	(40,842)	(283)	—	79,877	(20,726)	59,151	610,938	30,647	—
Coal	948,588	(1,052,227)	(420,001)	(28,470)	(41,061)	(593,171)	(183,906)	(777,077)	8,495,157	739,368	684,518
Others Ferrous products and services	148,224	(164,091)	51,751	(443)	—	35,441	(129,809)	(94,368)	—	—	—
	32,194,149	(11,959,188)	(1,679,523)	(307,575)	(438,415)	17,809,448	(1,826,728)	15,982,720	96,086,692	7,692,488	2,546,318
Base Metals
Nickel and other products (b)	5,964,344	(3,499,128)	129,999	(168,444)	(784,245)	1,642,526	(1,671,180)	(28,654)	65,767,231	2,710,376	51,283
Copper (c)	1,202,785	(942,842)	(87,019)	(62,769)	(9,619)	100,536	(171,696)	(71,160)	9,106,095	565,061	535,128
Others base metals products	—	—	483,632	—	—	483,632	—	483,632	—	—	—
	7,167,129	(4,441,970)	526,612	(231,213)	(793,864)	2,226,694	(1,842,876)	383,818	74,873,326	3,275,437	586,411
Fertilizers
Potash	197,919	(124,119)	(32,682)	(7,033)	(154,789)	(120,704)	(48,712)	(169,416)	5,255,403	517,174	—
Phosphates	2,125,941	(1,679,608)	(150,306)	(11,514)	(41,559)	242,954	(299,630)	(56,676)	17,168,690	362,022	—
Nitrogen	599,729	(523,272)	(26,084)	(4,409)	(7,262)	38,702	(105,029)	(66,327)	—	—	—
Others fertilizers products	79,282	—	(84)	(4,121)	—	75,077	(134)	74,943	671,140	—	—
	3,002,871	(2,326,999)	(209,156)	(27,077)	(203,610)	236,029	(453,505)	(217,476)	23,095,233	879,196	—
General Cargo Logistics	1,334,024	(1,056,597)	(173,170)	(13,870)	—	90,387	(160,196)	(69,809)	6,860,787	936,660	1,422,549
Others	974,097	(655,274)	(474,569)	(97,140)	(1)	(252,887)	(39,641)	(292,528)	4,725,138	507,580	3,861,399
	44,672,270	(20,440,028)	(2,009,806)	(676,875)	(1,435,890)	20,109,671	(4,322,946)	15,786,725	205,641,176	13,291,361	8,416,677

(a) The cost of Iron ore includes R$2,482,391 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

(A free translation of the original in Portuguese)

	June 30, 2012 (unaudited)
	Six-month period ended
	Net operating revenues	Cost	Expenses	Research and Development	Pre-Operating and stopped operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	25,201,844	(8,255,708)	(1,281,375)	(508,458)	—	15,156,303	(1,280,801)	13,875,502	65,611,050	5,406,289	211,305
Pellets	6,668,250	(2,755,883)	—	—	(218,762)	3,693,605	(204,718)	3,488,887	4,154,537	494,768	1,979,490
Ferroalloys and manganese	622,318	(492,588)	(60,463)	(3,035)	—	66,232	(71,897)	(5,665)	499,420	232,160	—
Coal	1,235,160	(1,079,807)	(316,333)	(72,649)	(23,291)	(256,920)	(183,662)	(440,582)	8,414,530	1,046,624	528,263
	33,727,572	(12,583,986)	(1,658,171)	(584,142)	(242,053)	18,659,220	(1,741,078)	16,918,142	78,679,538	7,179,842	2,719,058
Base Metals
Nickel and other products (b)	5,782,205	(3,671,514)	(467,264)	(270,101)	(694,014)	679,312	(1,360,077)	(680,765)	63,070,176	2,334,923	37,875
Copper (c)	842,066	(637,400)	1,326	(139,869)	(9,382)	56,741	(82,880)	(26,139)	8,707,019	1,000,953	464,472
	6,624,271	(4,308,914)	(465,938)	(409,970)	(703,396)	736,053	(1,442,957)	(706,904)	71,777,195	3,335,877	502,348
Fertilizers
Potash	264,843	(154,486)	(18,797)	(49,144)	—	42,416	(27,493)	14,923	2,803,517	119,886	—
Phosphates	2,137,628	(1,540,712)	(91,914)	(22,125)	(69,905)	412,972	(300,548)	112,424	16,252,041	176,975	—
Nitrogen	625,568	(507,556)	(61,911)	—	—	56,101	(94,768)	(38,667)	1,058,532	13,321	—
Others fertilizers products	62,883	—	—	—	—	62,883	—	62,883	672,526	1,903	—
	3,090,922	(2,202,754)	(172,622)	(71,269)	(69,905)	574,372	(422,809)	151,563	20,786,615	312,084	—
General Cargo Logistics	1,282,860	(1,057,551)	(223,505)	(5,797)	—	(3,993)	(220,771)	(224,764)	10,241,094	422,456	1,301,719
Others	318,338	(230,839)	(560,804)	(163,317)	—	(636,622)	(10,130)	(646,752)	3,814,313	527,121	11,514,138
	45,043,963	(20,384,044)	(3,081,040)	(1,234,495)	(1,015,354)	19,329,030	(3,837,745)	15,491,285	185,298,755	11,777,379	16,037,262
Loss on sale of assets		—	(768,236)	—	—	(768,236)	—	(768,236)	—	—	—
	45,043,963	(20,384,044)	(3,849,276)	(1,234,495)	(1,015,354)	18,560,794	(3,837,745)	14,723,049	185,298,755	11,777,379	16,037,262

(a) The cost of Iron ore includes R$2,010,782 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Period adjusted according to note 4.

(A free translation of the original in Portuguese)

26.          Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (Income), net

The costs of goods sold and services rendered

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		(i)		(i)
Personnel	1,723,932	1,770,230	3,297,639	3,242,615
Material	2,089,056	2,132,618	4,008,899	3,932,870
Fuel oil and gas	1,011,969	1,031,255	1,935,214	1,888,091
Outsourcing services	2,027,282	2,504,801	3,761,112	4,448,892
Energy	306,894	415,849	624,784	801,733
Acquisition of products	851,562	745,475	1,420,536	1,506,135
Depreciation and depletion	2,006,860	1,833,144	3,863,421	3,378,304
Freight	1,417,562	1,177,981	2,622,075	2,047,898
Royalties	293,937	299,451	519,060	529,582
Others	1,136,269	934,709	2,250,710	1,986,229
Total	12,865,323	12,845,513	24,303,450	23,762,349

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Personnel	1,380,541	1,510,020
Material	1,597,582	1,854,231
Fuel oil and gas	1,097,743	1,105,678
Outsourcing services	2,085,648	2,831,760
Energy	357,553	528,289
Acquisition of products	360,077	870,853
Depreciation and depletion	1,036,403	1,054,978
Royalties	457,098	519,761
Others	1,411,260	1,238,923
Total	9,783,905	11,514,493

(i) Period adjusted according to note 4.

Selling and administrative expenses

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Personnel	286,487	380,181	591,754	736,893
Services (consulting, infrastructure and others)	136,510	231,219	280,486	424,504
Advertising and publicity	28,026	76,179	42,919	95,265
Depreciation and amortization	84,505	101,746	193,313	199,728
Travel expenses	17,409	41,851	28,013	74,717
Taxes and rents	19,788	5,571	37,251	19,748
Incentive	4,313	5,218	4,313	5,218
Others	39,617	109,643	107,946	238,928
Sales	54,499	255,117	131,529	346,127
Total	671,154	1,206,725	1,417,524	2,141,128

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Personnel	366,427	477,568
Services (consulting, infrastructure and others)	175,329	217,814
Advertising and publicity	35,526	78,594
Depreciation and amortization	143,909	156,929
Travel expenses	15,965	39,530
Taxes and rents	11,726	14,537
Incentive	2,633	5,218
Others	4,561	96,372
Sales	6,353	57,641
Total	762,429	1,144,203

(A free translation of the original in Portuguese)

Others operational expenses (incomes), net, including research and development

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Provision for loss with taxes credits (ICMS)	68,877	20,028	97,933	52,430
Provision for variable remuneration	65,192	90,455	185,202	385,847
Vale do Rio Doce Foundation - FVRD	—	19,004	—	19,004
Provision for disposal of materials/inventories	26,556	49,587	306,052	86,711
Damage cost	—	127,340	—	127,340
Research and development	323,193	707,938	676,875	1,234,495
Others	390,804	279,972	198,769	542,244
Total	874,622	1,294,324	1,464,831	2,448,071

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
Provision for loss with taxes credits (ICMS)	83,326	49,383
Provision for variable remuneration	144,202	249,862
Vale do Rio Doce Foundation - FVRD	—	19,124
Provision for disposal of materials/inventories	117,964	66,177
Research and development	379,089	665,696
Others	9,336	168,883
Total	733,917	1,219,125

27.          Financial result

The financial results, by nature, are as follows:

	Consolidated (unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		(i)		(i)
Financial expenses
Interest	(690,382)	(639,017)	(1,356,778)	(1,237,254)
Labor, tax and civil contingencies	(97,586)	(23,778)	(131,896)	(85,618)
Derivatives	(2,133,878)	(919,869)	(2,276,138)	(928,504)
Monetary and exchange rate variation (a)	(5,530,196)	(3,525,609)	(6,132,141)	(3,708,330)
Stockholders’ debentures	(174,623)	(135,395)	(515,315)	(319,542)
Financial taxes	(907)	(26,620)	(4,478)	(59,032)
Others	(151,967)	(288,081)	(306,859)	(495,179)
	(8,779,539)	(5,558,369)	(10,723,605)	(6,833,459)
Financial income
Related parties	—	—	—	27
Short-term investments	57,305	35,272	87,794	84,581
Derivatives	86,714	115,469	451,194	643,174
Monetary and exchange rate variation (b)	1,358,428	74,381	2,131,520	819,117
Others	273,686	196,198	383,688	354,576
	1,776,133	421,320	3,054,196	1,901,475
Financial results, net	(7,003,406)	(5,137,049)	(7,669,409)	(4,931,984)

Summary of Monetary and exchange rate
Cash and cash equivalents	—	26	—	57,527
Loans and financing	(5,148,460)	(3,036,876)	(4,525,143)	(2,349,762)
Related parties	14,198	54,940	21,190	36,426
Others	962,494	(469,318)	503,332	(633,404)
Net (a + b)	(4,171,768)	(3,451,228)	(4,000,621)	(2,889,213)

(A free translation of the original in Portuguese)

	Parent company (unaudited)
	Six-month period ended
	June 30, 2013	June 30, 2012
		(i)
Financial expenses
Interest	(1,394,943)	(1,188,952)
Labor, tax and civil contingencies	(34,411)	(81,468)
Derivatives	(1,694,250)	(685,376)
Monetary and exchange rate variation (a)	(5,973,823)	(3,604,315)
Stockholders’ debentures	(515,315)	(319,542)
Financial taxes	(3,196)	(56,973)
Others	(109,588)	(258,325)
	(9,725,526)	(6,194,951)
Financial income
Related parties	—	27
Short-term investments	58,237	59,190
Derivatives	294,187	272,927
Monetary and exchange rate variation (b)	2,426,438	699,492
Others	93,157	217,369
	2,872,019	1,249,005
Financial results, net	(6,853,507)	(4,945,946)

Summary of Monetary and exchange rate
Loans and financing	(1,463,755)	(544,355)
Related parties	(1,770,049)	(2,155,504)
Others	(313,581)	(204,964)
Net (a + b)	(3,547,385)	(2,904,823)

(i) Period adjusted according to note 4.

28.          Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a byproduct of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a byproduct of the Sudbury nickel mines.

We received up-front cash proceeds of US$1.9 billion (approximate R$3.8 billion) in march 2013, plus ten million warrants of SLW with exercise price of US$65 million exercisable in the next ten years, which fair value is US$ 100 million (approximate R$199 million). The amount of US$1,330 million (approximate R$2.64 million) was received for the Salobo transaction and US$570 million (approximate R$1,133 million) plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  a) US$400 million per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1st thereafter; and b) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$ 337 million and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 million (approximate R$492 million) and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction in the three month ended March 31, 2013, was estimated at US$1,393 million (approximate R$2,812 million) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW.

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

(A free translation of the original in Portuguese)

29.          Commitments

a)             Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with the Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet a specified production criterion which remains consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded R$10.3 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)             Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk ( PTVI), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (CoW). During the process, the government identified the following points for renegotiation: (1) size of the CoW area; (2) term and form of CoW extension; (3) financial obligations (royalties and taxes); (4) domestic processing and refining; (5) mandatory divestment; and (6) priority use of domestic goods and services.  As part of the ongoing CoW renegotiations, PTVI submitted an updated growth strategy to high level government officials in June 2013. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)              Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions.   To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year.  In addition, Vale will build up a contingent liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

In the course of our operations we have provided letters of credit and guarantees in the amount of R$1,886 million that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

(A free translation of the original in Portuguese)

d)             Participative Debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On June 30, 2013 and December 31, 2012 the value of the debentures at fair value totaled R$3,885,389 e R$3,378,845, respectively. The Company paid on April 2013 the amount of R$13,171 as semi-annual compensation.

e)              Operating lease

In July 2013, the Agencia Nacional de Transporte Terrestre (ANTT), under Resolution 4.131, authorized the subsidiary of general cargo, Ferrovia Centro-Atlântica S.A. (FCA) to return 3.800 km of track, which makes up the railroad under their current contract, 7 tracks are considered uneconomical and 6 tracks are economically viable.  In contrast, FCA has commitment to invest in its regular rail R$ 934 million (US $ 411 million), over the remaining period of the concession.

f)               Concession Contracts and Sub–concession

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

g)             Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate North Energy from BNDES, Caixa Economica Federal and Banco BTG Pactual. On June 30, 2013 and December 31, 2012 the amount guaranteed by Vale was R$ 628,182 and R$ 188,272, respectively.

30.          Related parties

The bases of transactions with relational remain the same as those disclosed in the financial statements of December 31, 2012. The balances of related party transactions and their effects on the financial statements may be identified as follows:

	Consolidated
	June 30, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
		Related		Related		Related		Related
	Customers	parties	Suppliers	parties	Customers	parties	Suppliers	parties
Baovale Mineração S.A.	10,107	17,835	70,732	—	9,982	17,835	56,798	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	6	11,129	27,605	39,203	—	—	125	67,463
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2,393	265	10,913	—	3,482	268	20,930	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	6	—	—	—	736	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	12	—	28,998	219,426	3,642	—	1,194	355,867
Minas da Serra Geral S.A.	32	4,901	5,378	—	63	447	16,135	—
Mineração Rio do Norte S.A.	208	39,341	—	—	11	10	—	—
Mitsui Co.	41,325	—	25,620	—	43,974	—	93,269	—
MRS Logistica S.A.	16,848	119,422	51,923	—	17,470	68,381	81,347	—
Norsk Hydro ASA	—	848,492	—	148,123	—	827,069	—	146,440
Samarco Mineração S.A.	72,831	1,082,968	54	—	67,669	369,446	—	—
Others	111,371	367,746	26,769	1,195	125,694	335,317	22,688	6
Total	255,139	2,492,099	247,992	407,947	272,723	1,618,773	292,486	569,776

Current	255,139	1,933,350	247,992	260,242	272,723	786,202	292,486	423,336
Non-current	—	558,749	—	147,705	—	832,571	—	146,440
Total	255,139	2,492,099	247,992	407,947	272,723	1,618,773	292,486	569,776

(A free translation of the original in Portuguese)

	Parent Company
	June 30, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
		Related		Related		Related		Related
	Customers	parties	Suppliers	parties	Customers	parties	Suppliers	parties
Baovale Mineração S.A.	10,107	17,835	70,732	—	9,982	17,835	56,798	—
Biopalma da Amazônia	—	768,936	—	—	—	691,803	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	2	11,129	27,605	—	—	—	125	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2,355	265	10,913	—	3,444	268	20,930	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	6	—	—	—	736	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	12	—	28,998	21,201	3,642	—	1,194	21,201
Companhia Portuária Baía de Sepetiba - CPBS	764	269	75,933	—	807	—	256,110	—
Ferrovia Centro - Atlântica S.A.	14,827	—	11,404	6	4,724	22,728	11,024	6
Minerações Brasileiras Reunidas S.A. - MBR	8,900	239,340	234,461	—	5,361	186,072	244,290	—
Mineracao Corumbaense Reunida S.A.	155,912	330,213	—	—	148,124	—	—	—
Mineração Rio do Norte S.A.	152	39,341	—	—	323	10	12	—
Mitsui Co.	—	—	25,620	—	—	—	93,269	—
MRS Logistica S.A.	16,171	38,993	62,601	—	14,427	27,806	92,377	—
Samarco Mineração S.A.	72,793	1,082,968	54	—	67,669	369,446	—	—
Salobo Metais S.A.	26,553	—	8	—	20,401	—	1,832	—
Vale International S.A.	16,981,089	153,032	981	37,522,685	20,748,674	486,328	1,147	35,764,129
Vale Manganês S.A.	19,211	341	—	—	11,635	—	—	—
Vale Mina do Azul	109,377	14,873	—	—	87,250	394	—	—
Vale Operações Ferroviarias	561,833	—	26,435	201,047	110,942	—	21,509	—
Vale Potassio Nordeste	10,772	—	4,350	—	49,469	29	41,135	—
Others	134,176	232,885	132,283	1,485	154,083	408,759	129,213	10,818
Total	18,125,012	2,930,420	712,378	37,746,424	21,441,693	2,211,478	970,965	35,796,154

Current	18,125,012	1,977,980	712,378	4,468,405	21,441,693	1,347,488	970,965	6,433,629
Non-current	—	952,440	—	33,278,019	—	863,990	—	29,362,525
Total	18,125,012	2,930,420	712,378	37,746,424	21,441,693	2,211,478	970,965	35,796,154

	Consolidated (unaudited)
	Income		Cost/ expense		Financial Income (expense)
	Three-month period ended		Three-month period ended		Three-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Baovale Mineração S.A.	—	—	11,145	10,367	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	19,010	41,349	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	186,407	6,821	234,210	5	27,060
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	21,174	12,745	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1,682	21,229	—	—
Log-in S.A.	—	17	2,015	—	—	—
Mineração Rio do Norte S.A.	18	17	—	—	—	—
Mitsui & Co Ltd	55,863	—	25,620	11,373	2	—
MRS Logistica S.A.	983	7,664	368,922	361,300	—	—
Samarco Mineração S.A.	289,599	167,834	—	—	—	228
Vale Austrália Pty Ltd.	—	—	—	—	22,148	—
Others	188,076	—	202,364	10,497	(6,291)	44,103
Total	534,539	361,939	658,753	703,070	15,864	71,391

	Consolidated (unaudited)
	Income		Cost/ expense		Financial Income (expense)
	Six-month period ended		Six-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Baovale Mineração S.A.	—	—	22,290	20,735	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	27,568	132,213	—	7
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	449,611	8,535	424,778	4	27,060
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	29,021	25,664	—	9
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	11,439	55,298	—	11
Log-in S.A.	—	51	3,874	—	—	—
Mineração Rio do Norte S.A.	40	34	—	—	—	—
Mitsui & Co Ltd	110,183	—	71,817	28,934	2	—
MRS Logistica S.A.	5,987	14,759	657,650	680,012	—	—
Samarco Mineração S.A.	446,486	338,801	—	—	—	168
Vale Austrália Pty Ltd.	—	—	—	—	22,148	—
Others	266,331	4,563	263,825	18,194	2,140	32,230
Total	829,027	808,086	1,096,019	1,385,828	24,294	59,485

(A free translation of the original in Portuguese)

	Parent Company (unaudited)
	Income		Cost/ expense		Financial Income (expense)
	Six-month period ended		Six-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Baovale Mineração S.A.	—	—	22,290	20,735	—	—
Biopalma da Amazonia S.A.	—	—	—	—	—	67,160
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	27,568	89,112	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	433,791	8,535	424,778	4	27,060
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	11,439	25,664	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	29,021	55,298	—	—
Companhia Portuária Baia de Sepetiba - CPBS	—	—	183,509	185,420	—	—
Ferrovia Centro - Atlântica S.A.	58,380	51,085	56,441	35,854	—	(4,899)
Ferrovia Norte Sul S.A.	5,788	629	327	—	—	—
Mineração Brasileiras Reunidas S.A. - MBR	4,499	5,248	359,370	370,510	—	4,945
Mitsui & Co Ltd	—	—	71,817	28,934	2	—
MRS Logistica S.A.	3,499	11,496	647,457	674,806	—	—
Samarco Mineração S.A.	446,449	337,084	—	—	—	168
Sociedad Contractual Minera Tres Valles	—	—	—	—	—	1,114
Vale Canada Limited	—	3,865	—	—	—	1,330
Vale Colombia Holdings	—	—	—	11,918	—	—
Vale Energia S.A.	2,186	—	101,193	166,959	—	—
Vale International S.A.	25,080,118	23,889,571	—	—	—	(592,985)
Vale Manganês	3,302	6,887	—	—	—	—
Vale Mina do Azul	25,535	27,588	—	20,178	—	—
Vale Operações Ferroviárias	493,267	114,849	—	—	—	—
Vale Operações Portuárias	10,761	17,041	—	—	—	—
Others	10,460	27,272	16,879	23,267	24,289	(724)
Total	26,144,244	24,926,673	1,535,846	2,133,433	24,295	(496,831)

Remuneration of key management personnel:

	Six-month period ended
	June 30, 2013	June 30, 2012
Short–term benefits:	38,407	44,217
Wages or pro–labor	11,032	9,489
Direct and indirect benefits	8,962	14,031
Bonus	18,414	20,697

Long–term benefits:
Based on stock	2,393	16,774

Termination of position	1,182	12,177
	41,982	73,168

(A free translation of the original in Portuguese)

32 -         Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho	Executive Officers
Eduardo Fernando Jardim Pinto
Francisco Ferreira Alexandre	Murilo Pinto de Oliveira Ferreira
Hidehiro Takahashi	Chief Executive Officer
Hayton Jurema da Rocha
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health & Safety and Energy)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Investors Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizers and Coal)
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous and Strategy)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Capital Projects Implementation)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Research)

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals and Information Technology)
Dan Antônio Marinho Conrado
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcelo Botelho Rodrigues
Global Controller Director
Finance Committee
Luciano Siani Pires	Marcus Vinicius Dias Severini
Eduardo de Oliveira Rodrigues Filho	Chief Officer of Accounting and Control Department
Luciana Freitas Rodrigues	CRC-RJ - 093982/O-3
Luiz Maurício Leuzinger
Vera Lucia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: August 7, 2013		Roberto Castello Branco
Director of Investor Relations